Form 10-K405, Exhibit 13
period 1995-07-02
NELLCOR INC /DE/
filed 1995-10-02
CIK 799290

                                                                    EXHIBIT 13.1

CONSOLIDATED BALANCE SHEET
(In thousands, except share amounts)

                                                                                    July 2, 1995     July 3, 1994
-----------------------------------------------------------------------------------------------------------------
ASSETS
Current assets:
    Cash and cash equivalents                                                        $  75,642         $  68,163
    Marketable securities (Note 2)                                                      65,039            53,470
    Accounts receivable, net of allowance for doubtful
        accounts of $1,274 ($1,128 at July 3, 1994)                                     44,304            34,308
    Inventories (Note 1)                                                                31,446            27,238
    Deferred income taxes (Note 6)                                                       4,898             3,581
    Other current assets                                                                 2,038             1,650
                                                                                     ---------         ---------
        Total current assets                                                           223,367           188,410
                                                                                     ---------         ---------
Property and equipment, at cost:
    Machinery and equipment                                                             57,057            47,814
    Demonstration equipment                                                             12,155            13,093
    Furniture and fixtures                                                               7,737             7,304
    Leasehold improvements                                                               4,947             5,276
                                                                                     ---------         ---------
                                                                                        81,896            73,487
    Accumulated depreciation                                                           (46,083)          (39,315)
                                                                                     ---------         ---------
        Net property and equipment                                                      35,813            34,172
                                                                                     ---------         ---------
Intangibles and other assets, net (Notes 3 and 4)                                       35,289            15,566
                                                                                     =========         =========
                                                                                     $ 294,469         $ 238,148
                                                                                     =========         =========

LIABILITIES & STOCKHOLDERS' EQUITY
Current liabilities:
    Accounts payable                                                                 $  20,697         $  14,229
    Accrued liabilities:
        Payroll and payroll related                                                     16,711            11,091
        Warranty                                                                         4,195             1,882
        Other                                                                            8,070             4,811
    Income taxes payable (Note 6)                                                        3,207             1,570
                                                                                     ---------         ---------
        Total current liabilities                                                       52,880            33,583
Deferred income taxes (Note 6)                                                             868               452
                                                                                     ---------         ---------
        Total liabilities                                                               53,748            34,035

Commitments and contingencies (Notes 8 and 10)
    Stockholders' equity (Note 7):
    Preferred stock, $.001 par value; 5,000,000 shares authorized;
        none outstanding
    Common stock, $.001 par value; 50,000,000 shares authorized;
        17,854,250 shares issued and outstanding (17,058,059 in 1994)                       18                17
    Additional paid-in-capital                                                         111,012            90,302
    Treasury stock, at cost (1,148,000 shares in 1995; 522,500 shares in               (34,539)          (13,630)
        1994)
    Retained earnings                                                                  164,494           127,329
    Accumulated translation adjustment                                                    (259)              100
    Notes receivable from stockholders                                                      (5)               (5)
                                                                                     ---------         ---------
          Total stockholders' equity                                                   240,721           204,113
                                                                                     =========         =========
                                                                                     $ 294,469         $ 238,148
                                                                                     =========         =========

See accompanying notes to consolidated financial statements

CONSOLIDATED STATEMENT OF INCOME

(In thousands, except per share amounts)

Years ended                                  July 2, 1995  July 3, 1994   July 4, 1993
--------------------------------------------------------------------------------------
Net revenue                                   $ 264,040      $ 234,972      $ 218,186
Cost of goods sold                              103,181         93,706         88,762
                                              ---------      ---------      ---------
         Gross profit                           160,859        141,266        129,424
                                              ---------      ---------      ---------
Operating expenses:
         Research and development                27,225         23,980         22,696
         Selling, general and
              administrative                     79,289         73,935         68,891
            Restructuring charge (Note 5)           ---            500            ---
                                              ---------      ---------      ---------
                                                106,514         98,415         91,587
                                              ---------      ---------      ---------
Income from operations                           54,345         42,851         37,837
Interest income                                   6,139          4,209          3,410
Litigation settlements, net (Note 10)               ---        (13,000)           ---
Other income (expense), net                        (537)        (1,062)          (401)
                                              ---------      ---------      ---------
Income before income taxes                       59,947         32,998         40,846
Provision for income taxes (Note 6)              22,782         12,441         15,726
                                              ---------      ---------      ---------
         Net income                           $  37,165      $  20,557      $  25,120
                                              =========      =========      =========
Income per common and
  common equivalent share                     $    2.20      $    1.22      $    1.50
                                              =========      =========      =========
Weighted average common
  and common equivalent
  shares used in the calculation
  of income per share                            16,923         16,843         16,745
                                              =========      =========      =========

See accompanying notes to consolidated financial statements

CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
(In thousands, except share amounts)

                                                                                                      COMPENSATION
                                                                                                         AND NOTES
                                          COMMON       STOCK    ADDITIONAL               ACCUMULATED    RECEIVABLE
                                        ----------------------     PAID-IN     RETAINED  TRANSLATION          FROM
                                          SHARES     PAR VALUE     CAPITAL     EARNINGS   ADJUSTMENT  STOCKHOLDERS
--------------------------------------------------------------------------------------------------------------------
BALANCE AT JULY 5, 1992                 16,122,099      $16       $ 73,174     $ 81,652     $ 204      $(554)
Issuance of common stock
  and related tax benefits of              591,163        1         12,521
  $3,621 under employee stock plans
Compensation related to
  acquisition of Radiant
  Systems (Note 7)                                                                                       549
Accumulated translation
  adjustment                                                                                 (219)
Net income                                                                       25,120
                                        ----------      ---       --------     --------     -----      -----
BALANCE AT JULY 4, 1993                 16,713,262       17         85,695      106,772       (15)        (5)
Issuance of common stock and
  related tax benefits of
  $2,394 under employee stock
  plans                                    554,797                  10,460
Acquisition of treasury
  stock (Note 7)
Acquisition and retirement of
  common stock (Note 7)                   (210,000)                 (5,853)
Accumulated translation
  adjustment                                                                                  115
Net income                                                                       20,557
                                        ----------      ---       --------     --------     -----      -----
BALANCE AT JULY 3, 1994                 17,058,059       17         90,302      127,329       100         (5)
Issuance of common stock and
  related tax benefits of
  $3,487 under employee stock
  plans                                    796,191        1         20,710
Acquisition of treasury stock
  (Note 7)
Accumulated translation
  adjustment                                                                                 (359)
Net income                                                                       37,165
                                        ----------      ---       --------     --------     -----      -----
BALANCE AT JULY 2, 1995                 17,854,250      $18       $111,012     $164,494     $(259)     $  (5)
                                        ==========      ===       ========     ========     =====      =====

                                         TREASURY      STOCK
                                        ----------------------
                                          SHARES     PAR VALUE
--------------------------------------------------------------
BALANCE AT JULY 5, 1992                         0     $      0
Issuance of common stock
  and related tax benefits of
  $3,621 under employee stock plans
Compensation related to
  acquisition of Radiant
  Systems (Note 7)
Accumulated translation
  adjustment
Net income
                                        ---------     --------
BALANCE AT JULY 4, 1993                         0     $      0
Issuance of common stock and
  related tax benefits of
  $2,394 under employee stock
  plans
Acquisition of treasury                   522,500      (13,630)
  stock (Note 7)
Acquisition and retirement of
  common stock (Note 7)
Accumulated translation
  adjustment
Net income
                                        ---------     --------
BALANCE AT JULY 3, 1994                   522,500      (13,630)
Issuance of common stock and
  related tax benefits of
  $3,487 under employee stock
  plans
Acquisition of treasury stock             625,500      (20,909)
  (Note 7)
Accumulated translation
  adjustment
Net income
                                        ---------     --------
BALANCE AT JULY 2, 1995                 1,148,000     $(34,539)
                                        =========     ========

See accompanying notes to consolidated financial statements

CONSOLIDATED STATEMENT OF CASH FLOWS
(In thousands)

Years ended                                                                 July 2, 1995   July 3, 1994   July 4, 1993
----------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
   Net income                                                                 $ 37,165      $  20,557      $  25,120
   Adjustments to reconcile net income to cash
      provided by operating activities:
      Depreciation and amortization                                             16,089         16,281         13,153
      Compensation to Radiant stockholders (Note 7)                                ---            ---            549
      Deferred income taxes (Note 6)                                               901            400           (493)
      Increases (decreases) in cash flows, net of effects of purchases of companies, as a result of changes in:
        Accounts receivable                                                     (3,336)        (1,218)        (3,046)
        Inventories                                                             (1,251)        (4,676)            51
        Other current assets                                                    (3,181)        (1,319)         1,764
        Other assets                                                            (5,007)        (1,949)          (588)
        Accounts payable                                                         3,340          1,809            685
        Accrued liabilities                                                      8,082            404          1,108
        Income taxes payable                                                     1,601         (1,845)        (1,083)
                                                                              --------      ---------      ---------
   Cash provided by operating activities                                        54,403         28,444         37,220
                                                                              --------      ---------      ---------

Cash flows from investing activities:
   Capital expenditures                                                        (11,906)       (14,133)       (14,767)
   Cash used to purchase securities held-to-maturity                           (47,245)       (87,212)      (156,078)
   Proceeds from maturities of securities held-to-
      maturity                                                                  35,676        104,643        144,860
   Investment in non-marketable equity securities                               (2,100)           ---            ---
   Payment for purchase of Pierre Medical, net of
      cash acquired (Note 3)                                                   (21,415)           ---            ---
   Other investing activities                                                     (305)          (680)           ---
                                                                              --------      ---------      ---------
   Cash provided by (used for) investing activities                            (47,295)         2,618        (25,985)
                                                                              --------      ---------      ---------

Cash flows from financing activities:
   Proceeds from the issuance of common stock under
      the Company's stock plans and related tax
      benefits, net of notes receivable from
      stockholders                                                              20,710         10,460         12,521
   Purchase of treasury stock, including shares retired                        (20,909)       (19,483)           ---
                                                                              --------      ---------      ---------
   Cash provided by (used for) financing activities                               (199)        (9,023)        12,521
                                                                              --------      ---------      ---------
Effect of exchange rate changes on cash balances                                   570            218           (790)
                                                                              --------      ---------      ---------
Increase in cash and cash equivalents                                            7,479         22,257         22,966
Cash and cash equivalents at the beginning of the year                          68,163         45,906         22,940
                                                                              ========      =========      =========
Cash and cash equivalents at the end of the year                              $ 75,642      $  68,163      $  45,906
                                                                              ========      =========      =========

See accompanying notes to consolidated financial statements

NOTE 1

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION.

The financial statements include the accounts of Nellcor Incorporated and its wholly owned subsidiaries (the Company). All significant intercompany transactions have been eliminated. The Company uses the equity method of accounting for investments that represent greater than 20% of the net book value of the investee at the date of investment. Investments which represent less than 20% of the net book value of the investee at the date of investment are recorded at cost. All such investments were immaterial as of July 2, 1995.

FISCAL YEAR.

The Company's fiscal year ends on the first Sunday in July, which results in a 52 or 53-week fiscal year. Fiscal 1993, 1994 and 1995 were 52-week years.

FOREIGN CURRENCY TRANSLATION.

The financial statements of the Company's subsidiaries located in Europe use the local currency as their functional currency. Assets and liabilities denominated in foreign currencies are translated at the rates of exchange at the balance sheet date. Income and expense items are translated at average monthly rates of exchange. Any resulting translation adjustments are recorded as a separate component of stockholders' equity. Realized and unrealized gains and losses on foreign currency transactions and hedge contracts are included in non-operating income and expense. Foreign currency transaction gains or losses have not been material in any year or period presented.

REVENUE RECOGNITION AND PRODUCT WARRANTY.

The Company recognizes revenue at the time of shipment of product and provides currently for the estimated cost to repair or replace products under the warranty provisions in effect at the time of sale.

CASH EQUIVALENTS.

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. These investments are stated at cost which approximates fair value due to their short maturity.

INVENTORIES.

Inventories are stated at the lower of cost (first-in, first-out) or market (net realizable value). Allowances are made for slow-moving, obsolete, unsalable, or unusable inventories. Inventories were as follows (in thousands):

                                                  July 2, 1995        July 3, 1994
----------------------------------------------------------------------------------
Raw materials                                        $14,437             $10,040
Work-in-process                                        4,843               5,180
Finished goods                                        12,166              12,018
                                                     =======             =======
                                                     $31,446             $27,238
                                                     =======             =======

PROPERTY AND EQUIPMENT.

Depreciation is provided using the straight-line method and estimated useful lives of three to seven years. Leasehold improvements are amortized over the life of the lease, or the estimated useful life of the asset, whichever is shorter. Depreciation expense was approximately $10.2 million in fiscal 1995, $10.6 million in fiscal 1994, and $9.0 million in fiscal 1993.

INTANGIBLE AND OTHER ASSETS.

Intangible and other assets, including excess of cost over net assets acquired, are amortized on a straight-line basis over useful lives ranging from two to fifteen years. An impairment of intangible assets is recognized when it is deemed probable that the carrying amount of an asset cannot be fully recovered, based on estimated future cash flows of the related business.

INCOME TAXES.

Deferred income taxes are computed using the liability method. Under the liability method, taxes are recorded based on the future tax effect of the difference between the tax and financial reporting bases of the Company's assets and liabilities. In estimating future tax consequences, all expected future events are considered, except for potential income tax law or rate changes. The Company adopted Statement of Financial Accounting Standards No. 109 (SFAS 109) "Accounting for Income Taxes" in fiscal 1994. Adoption of SFAS 109 did not have a material effect on the Company's financial position or result of operations.

INCOME PER SHARE.

Income per share is based upon weighted average common shares and includes the dilutive effect of stock options outstanding (using the treasury stock method).

RECLASSIFICATIONS.

Certain reclassifications have been made to the consolidated financial statements in the prior years to conform to the 1995 presentation.

NOTE 2

FINANCIAL INSTRUMENTS AND OFF BALANCE SHEET RISK

FOREIGN CURRENCY INSTRUMENTS.

The Company enters into foreign currency exchange contracts, primarily forward currency contracts, to reduce exposure to currency exchange risk. The effect of this practice is to minimize the impact of foreign exchange rate movements on the Company's operating results as gains and losses on these contracts offset losses and gains on the assets, liabilities and transactions being hedged. The Company does not engage in foreign currency speculation. The counterparties to foreign currency exchange contracts are major domestic and international financial institutions. To decrease the risk of non-performance which may result in currency losses, the Company diversifies its selection of counterparties. At July 2, 1995, the Company had foreign currency forward exchange contracts with a notional amount of $35.4 million ($9.8 million at July 3, 1994), and a fair market value of approximately $35.9 million ($10.0 million at July 3, 1994), all of which were denominated in European currencies. The fair market value was determined based upon foreign currency exchange rates in effect at the end of each fiscal period. The Company records both the amortized premium and any unrealized gain or loss on outstanding foreign currency forward exchange contracts as non-operating income or expense. For both fiscal 1995 and fiscal 1994, all outstanding foreign currency exchange contracts were due to mature within six months of fiscal year end.

CREDIT FACILITY.

The Company has a $50 million credit facility with a group of four banks which provides an option to convert outstanding borrowings to a term loan repayable over four years. The rate of interest payable under this facility is a floating rate, which is a function of the London Interbank Offered Rate. A facility fee equal to 0.25% of the total commitment is paid quarterly.

The credit agreement contains various covenants which require the Company to maintain a specified financial ratio, limit liens, regulate asset disposition and subsidiary indebtedness and restrict certain acquisitions and investments. At July 2, 1995, the Company was in compliance with these covenants and no borrowings had been made.

MARKETABLE SECURITIES.

During fiscal 1995, the Company adopted Statement of Financial Accounting Standards Number 115 "Accounting for Certain Investments in Debt and Equity Securities" (SFAS 115). SFAS 115 requires that all such investment securities be classified into one of three categories: held-to-maturity, available-for-sale, or trading. Implementation of SFAS 115 did not have a material effect on Nellcor's financial position or results of operations.

The Company's marketable securities, generally, are in high-quality government, municipal and corporate obligations with original maturities of up to two years. The Company has established guidelines relative to investment quality, diversification and maturities to maintain appropriate levels of safety and liquidity.

At July 2, 1995, the Company had marketable securities totaling $65.0 million, of which $60.2 million were classified as held-to-maturity. These held-to-maturity securities, which the Company has the positive intent and ability to hold to maturity, are stated at cost, which approximates amortized cost. Realized gains and losses resulting from the sale of marketable securities during the period and unrealized gains and losses at July 2, 1995, were immaterial.

As of July 2, 1995, the Company's available-for-sale investments, which the Company does not intend to hold to maturity, totaled $4.8 million. No sales of available-for-sale marketable securities, or transfers between hold-to-maturity and available-for-sale marketable securities, were made during the year. The difference between the carrying value of the Company's available-for-sale securities and the market value as shown below was immaterial as of July 2, 1995.

Marketable securities classified as held-to-maturity and available-for-sale at July 2, 1995 are summarized below (in thousands). Fair value of marketable securities is based upon quoted market prices.

                                                                             Gross        Gross
                                                                           Unrealized   Unrealized
Security Type                                                  Cost          Gains        Losses       Fair Value
-------------                                                 -------      ----------   ----------     ----------
Current assets:
Marketable securities
       HELD-TO-MATURITY:
       Debt issued by the U.S. Treasury and other             $22,958         $17         $  (8)         $22,967
          U.S. government corporations and agencies

       Debt securities issued by the states of the             37,236          47          (185)          37,098
          United States and political subdivisions of
          the states

       AVAILABLE-FOR-SALE:
       Mortgage backed securities                               4,845          17           (93)           4,769
                                                              -------         ---         -----          -------
Marketable securities                                         $65,039         $81         $(286)         $64,834
                                                              =======         ===         =====          =======

CONCENTRATION OF CREDIT RISK.

The Company provides credit in the form of trade accounts receivable to hospitals, private and governmental institutions and health care agencies, medical equipment distributors and rental companies, and doctors' offices. The Company does not generally require collateral to support customer receivables. The Company performs ongoing credit evaluations of its customers and maintains allowances which management believes are adequate for potential credit losses. The credit risk associated with the Company's trade receivables is further limited due to dispersion of the receivables over a large number of customers in many geographic areas.

Payment of certain accounts receivable is made by the national health care systems of several member countries of the European Economic Community. Although the Company does not currently anticipate credit problems associated with these receivables, payment is contingent upon the economic stability of these countries.

The Company limits credit risk exposure to foreign exchange contracts by periodically reviewing the credit worthiness of the counterparties to the transactions.

NOTE 3

ACQUISITION

ACQUISITION OF PIERRE MEDICAL.

On May 3, 1995, the Company's EdenTec subsidiary acquired Pierre Medical, a privately-held French manufacturer of respiratory products used in the home, for $21.5 million in cash. In the event that certain performance milestones are achieved subsequent to the acquisition, additional compensation totaling 30 million French Francs ($6.2 million as of July 2, 1995) would be payable to the former principal stockholders of Pierre who continue to manage the company. Such amounts will be expensed when, and if, earned. Pierre Medical manufactures and markets noninvasive ventilators, sleep apnea therapy systems, oxygen concentrators and related respiratory products in Western Europe, primarily in France.

The acquisition of Pierre Medical has been accounted for as a purchase and, accordingly, Pierre Medical's results are included in Nellcor's financial statements subsequent to the acquisition date. Identifiable net assets acquired consisted of approximately $4.0 million of working capital. The excess of cost over identifiable net assets of $18.1 million, including acquisition related costs, is being amortized over 15 years, the period of the estimated future benefit. The final allocation of the purchase price to other identifiable intangible assets, including determining or reevaluating the likelihood of the future recoverability of these intangible assets, is dependent upon the outcome of the Company's merger with Puritan-Bennett Corporation (see Note 11) and any resulting effect the merger might have upon the operations of Pierre Medical.

In connection with the acquisition, supplemental cash flow information is as follows (in thousands):

Fair value of assets acquired, except for cash and cash equivalents                    $ 26,999
Liabilities assumed                                                                      (5,584)
                                                                                       ========
Cash paid to acquire Pierre Medical, net of cash and cash equivalents acquired         $ 21,415
                                                                                       ========

The following pro forma combined financial results of Nellcor and Pierre Medical for Fiscal 1995 and Fiscal 1994 have been prepared assuming that the acquisition of Pierre Medical occurred at the beginning of each such period. In preparing the pro forma information, adjustments have been made for the amortization of goodwill, utilization of the Company's cash and marketable securities to purchase Pierre Medical, and income taxes.

-----------------------------------------------------------------------------------
Pro Forma Information (Unaudited)               July 2, 1995          July 3, 1994
-----------------------------------------------------------------------------------
                                           (in thousands, except per share amounts)
Net revenues                                      $275,015              $244,138
Net income                                          37,729                20,199
Net earnings per share                            $   2.23              $   1.20
                                                  ========              ========

NOTE 4

INTANGIBLES AND OTHER ASSETS

Intangibles and other assets consist of:

(in thousands)                                           July 2, 1995      July 3, 1994
---------------------------------------------------------------------------------------
Cost:
Excess of cost over net assets acquired (Note 3)           $ 30,142          $ 11,325
Other intangibles from acquisitions, and purchased            9,965            11,040
   technologies and rights (Note 3)
Other                                                        11,621             5,844
                                                           --------          --------
Total cost                                                   51,728            28,209
                                                           --------          --------
Total accumulated amortization                              (16,439)          (12,643)
                                                           --------          --------
Intangibles and other assets, net                          $ 35,289          $ 15,566
                                                           ========          ========

NOTE 5

RESTRUCTURING CHARGE

The Company incurred a restructuring charge of $500,000 before taxes during the first quarter of fiscal 1994 associated with the consolidation of the Company's Instruments and Monitoring Systems divisions. The charge was recorded as an operating expense in the first quarter of fiscal 1994.

NOTE 6

PROVISION FOR INCOME TAXES

The provision for income taxes consists of the following (in thousands):

          Years ended                July 2, 1995     July 3, 1994    July 4, 1993
          ------------------------------------------------------------------------
          Federal:
               Current                 $ 18,701         $ 10,796         $10,934
               Deferred                    (260)          (1,050)          1,203
                                       --------         --------         -------
                                         18,441            9,746          12,137
                                       --------         --------         -------
          State:
               Current                    3,355            2.683           2,976
               Deferred                     (56)            (404)            215
                                       --------         --------         -------
                                          3,299            2,279           3,191
                                       --------         --------         -------
          Foreign:
               Current                    1,294              416             398
               Deferred                    (252)             ---             ---
                                       --------         --------         -------
                                          1,042              416             398
                                       --------         --------         -------
                                       $ 22,782         $ 12,441         $15,726
                                       ========         ========         =======

Pretax income from foreign operations used to determine related tax liabilities amounted to $2.3 million, $1.3 million and $0.9 million for fiscal 1995, 1994, and 1993, respectively.

The most significant components of the Company's deferred tax assets and liabilities at July 2, 1995 and July 3, 1994 are as follows (in thousands):

                                                     July 2, 1995                                July 3, 1994
                                           ----------------------------------        -----------------------------------
                                           Deferred Tax          Deferred Tax        Deferred Tax           Deferred Tax
                                                 Assets           Liabilities              Assets            Liabilities
                                           ------------          ------------        ------------           ------------
Inventory and product                            $2,899                                   $ 2,110
   allowances
Property, plant and equipment                                          $1,046                                     $  453
Intangible Assets                                   832                                     1,852
Compensated absences                                753                                       607
State income tax accrual                          1,392                                       979
Accounts receivable                                 642                                       693
Tax/book year-end difference                                            1,504                                      1,516
Other Accruals                                    2,550                 1,588               1,151                  1,061
                                                 ------                ------             -------                 ------
                                                  9,068                 4,137               7,392                  3,030
Less: Valuation Allowance                          (900)                                   (1,233)
                                                 ------                ------             -------                 ------
Deferred Income Taxes                            $8,168                $4,138             $ 6,159                 $3,030
                                                 ======                ======             =======                 ======

As of July 2, 1995, the Company had net operating loss carry forwards resulting from the acquisition of EdenTec, which expire beginning in fiscal year 2000 and ending in fiscal year 2006. A deferred tax asset has been recorded for the tax benefit of these net operating loss carry forwards, with a corresponding valuation allowance of $0.9 million provided for the net operating loss carry forwards which may not be realized. Net operating loss carry forwards realized during fiscal 1995 resulted in a $0.3 million decrease in the valuation allowance and a corresponding reduction in the remaining net book value of the EdenTec goodwill. Tax benefits resulting from future net operating loss carry forwards will first be applied to reduce the remaining goodwill, and then to any other intangible assets associated with the acquisition of EdenTec.

Deferred tax assets and liabilities at July 2, 1995 and July 3, 1994, are comprised of (in thousands):

                                     July 2, 1995                                       July 3, 1994
                       --------------------------------------------    -----------------------------------------------
                          Tax                 Tax                                Tax                Tax
                       Assets         Liabilities               Net           Assets        Liabilities            Net
                       ------        ------------            ------    -------------        ------------        ------
Current                $7,244             $(2,346)           $4,898           $5,459            $(1,878)        $3,581
Long-term                 924              (1,792)             (868)             700             (1,152)          (452)
                       ------             -------            ------     -------------           -------         ------
Total                  $8,168             $(4,138)           $4,030           $6,159            $(3,030)        $3,129
                       ======             =======            ======     =============           =======         ======

The difference between the Company's effective income tax rate and the United States federal statutory income tax rate is summarized as follows:

Years ended                                  July 2, 1995  July 3, 1994  July 4, 1993
-------------------------------------------------------------------------------------
Federal statutory rate                          35.0%         35.0%         34.0%
State income taxes, net of federal               3.6           4.5           5.2
benefit
Research and experimental credits               (1.0)         (1.5)          ---
Tax legislation changes                                       (2.2)          ---
Other                                             .4           1.9          (0.7)
                                                ----          ----          ----
Effective tax rate                              38.0%         37.7%         38.5%
                                                ====          ====          ====

The Company paid income taxes of approximately $18.2 million, $13.3 million, and $11.8 million in fiscal 1995, 1994, and 1993, respectively.

NOTE 7

STOCKHOLDERS' EQUITY

COMMON STOCK.

As of July 2, 1995, an aggregate of 4,773,785 shares of authorized but unissued common stock remained reserved for issuance under the 1994 Equity Incentive Plan (the "1994 Plan"), the 1991 Equity Incentive Plan, as amended (the "1991 Plan"), the 1988 Stock Option Plan for Non-Employee Directors, as amended (the "1988 Plan"), and the 1986 Employee Stock Participation Plan, as amended (the "ESPP").

STOCK OPTION PLANS.

1994 and 1991 Plans The Company maintains two employee stock option plans, the 1994 Plan and the 1991 Plan. In October, 1994, the Company obtained stockholder approval of the 1994 Plan, which authorizes the issuance of up to 1,500,000 shares of common stock to executive officers, other key employees and consultants in the form of incentive and nonqualified stock options, stock bonuses and restricted stock. The 1994 Plan satisfies the performance-based compensation requirements of The Omnibus Budget Reconciliation Act of 1993.

The Company obtained shareholder approval of the 1991 Plan in October, 1991. Upon stockholder approval of the 1991 Plan, the Company's 1982 Incentive Stock Option Plan (the "1982 Plan") and the 1985 Equity Incentive Plan (the "1985 Plan") were terminated; however, shares available for issuance under these plans at the time of termination, including shares underlying outstanding options, that later expire or are canceled, were pooled with the 750,000 additional shares reserved for issuance under the 1991 Plan. In October 1992, the Company obtained stockholder approval to an amendment to the 1991 Plan increasing the number of shares authorized for issuance under the 1991 Plan by an additional 1,500,000 shares.

Options granted under the 1994 and 1991 Plans generally vest on a quarterly basis over a period of four years from the date of grant. A one-year waiting period is required before vesting in the case of initial grants. The 1994 and 1991 Plans authorize the grant of incentive stock options at exercise prices equal to the fair market value of the Company's common stock on the date of grant and permit the grant of nonqualified stock options at exercise prices not less than 85 percent of fair market value on the date of grant. To date, only nonqualified stock options with exercise prices equal to the fair market value of the underlying common stock on the date of grant have been granted under both Plans. No stock bonus or restricted stock grants have been made under the 1994 or 1991 Plans.

As of July 2, 1995, options representing 946,130 shares, including options issued under the 1994 and 1991 Plans and the terminated 1982 and 1985 Plans, were outstanding and exercisable at an aggregate exercise price of approximately $22.8 million, and the Company, as of such date, had 2,201,041 shares available for issuance under the 1991 and 1994 Plans.

Certain options issued under the 1994 and 1991 Plans permit exercise prior to vesting. As to these options, if the optionee's relationship with the Company is terminated prior to the complete vesting of the options, the Company has the right to repurchase unvested shares at the exercise price plus interest. As of July 2, 1995, no shares were subject to repurchase by the Company under these options.

The following is a summary of option activity under the 1994 and 1991 Plans:

                                                                                                             Range of Exercise
                                                                 Options Outstanding                         Prices (Per Share)
                                                    ----------------------------------------------        -----------------------
                                                                                         Aggregate
                                                                                          Exercise
                                                    Available                            Price (in
                                                    for Grant           Number          thousands)           High             Low
---------------------------------------------------------------------------------------------------------------------------------
BALANCE AT JULY 5, 1992                               648,958        2,260,813            $ 39,565         $32.00          $ 7.88
Increase in options available for grant             1,500,000
     Granted                                         (683,710)         683,710              19,922          34.13           24.00
     Exercised                                                        (476,739)             (6,550)         31.75            7.88
     Canceled                                         235,769         (235,769)             (5,085)         32.00            9.38
                                                    ---------        ---------            --------
BALANCE AT JULY 4, 1993                             1,701,017        2,232,015              47,852          34.13            7.88
     Granted                                         (668,405)         668,405              15,674          28.50           20.00
     Exercised                                                        (463,672)             (6,306)         26.75            9.25
     Canceled                                         301,050         (301,050)             (7,294)         32.00           10.00
                                                    ---------        ---------            --------
BALANCE AT JULY 3, 1994                             1,333,662        2,135,698              49,926          32.00            9.25
Increase in options available for grant             1,500,000
     Granted                                         (836,220)         836,220              25,628          46.25           27.00
     Exercised                                                        (661,292)            (14,012)         34.13           10.00
     Canceled                                         203,599         (203,599)             (5,110)         34.13           10.63
                                                    ---------        ---------            --------
BALANCE AT JULY 2, 1995                             2,201,041        2,107,027              56,432          46.25           10.00
                                                    =========        =========            ========

1988 Plan In October, 1988, the Company obtained stockholder approval of the 1988 Plan which authorized the non-discretionary grant of options to non-employee Directors. Under the 1988 Plan, non-employee Directors automatically receive stock option grants upon joining the Board of Directors and annually thereafter. Until amended in May of 1994, the 1988 Plan provided for an initial grant of an option to purchase 20,000 shares of common stock upon a Director joining the Board and an annual grant of an option to purchase 10,000 shares of stock. On May 14, 1994, the Board of Directors amended the 1988 Plan to reduce the number of shares issuable to non-employee Directors in the form of options to an initial grant of 10,000 shares and annual grants of 5,000 shares. Options issued to non-employee Directors under the 1988 Plan are nonqualified stock options having a five-year term and an exercise price equal to the fair market value of the Company's common stock on the date of grant and vesting over a four year period in the case of initial option grants and over the succeeding fiscal year in the case of annual grants.

In October, 1994, the Company obtained stockholder approval to amend the 1988 Plan to increase the number of shares authorized for issuance by 75,000 shares and the term of options to be issued under the plan from five to ten years.

As of July 2, 1995, options representing 162,500 shares were outstanding and exercisable under the 1988 Plan at exercise prices ranging from $13.63 to $26.50 for an aggregate exercise price of $3.7million, and the Company, as of such date, had 130,000 shares available for issuance under the 1988 Plan.

The Board of Directors adopted and, on August 24, 1995, the Company's stockholders approved, the 1995 Merger Stock Incentive Plan (the "1995 Plan"), which authorized the issuance of up to 779,000 shares of Company common stock in the form of stock options. The purpose of the 1995 Plan is to allow the Company to comply with its obligations in the Agreement and Plan of Merger with Puritan-Bennett Corporation whereby the Company would issue options to purchase Company common stock to holders of unexercised options to purchase Puritan-Bennett stock as of the effective date of the merger.

STOCK PURCHASE PLANS.

Under the ESPP, qualified employees, not including members of the Board of Directors and executive officers, may purchase semi-annually up to a specified maximum amount of shares of Nellcor common stock through payroll deductions at a price equal to 85% of the fair market value of the stock at the beginning or end of the six month plan period, whichever is less. In October, 1994, the Company obtained stockholder approval to increase the number of shares available for purchase under the ESPP by 250,000 shares. As of July 2, 1995, 726,783 shares of common stock had been purchased under the ESPP since inception and 173,217 shares remained available for purchase by employees.

STOCK REPURCHASE PROGRAMS.

During the fourth quarter of fiscal 1993, the Board of Directors approved a Limited Stock Repurchase Program ("the Limited Program") which commenced early in fiscal 1994. The objective of the Limited Program is to utilize a portion of available cash balances to repurchase on the open market shares of the Company's common stock, to mitigate the dilutive effects of the issuance of shares under the 1994 Plan, 1991 Plan, 1988 Plan, and ESPP. Repurchases made under the Limited Program are made on a recurring basis to the extent that stock options are exercised during the year and totaled $20.9 million (625,500 shares) and $13.6 million (522,500 shares) during the fiscal years ended July 2, 1995 and July 3, 1994, respectively.

In addition to the Limited Program, the Board of Directors approved a General Stock Repurchase Program (the "General Program") during the second quarter of fiscal 1994 to repurchase and retire up to 1 million shares of the Company's common stock. The object of this General Program is to more effectively utilize an additional portion of available cash balances. No repurchases under the General Program were made in fiscal 1995; 210,000 shares were repurchased and retired during fiscal 1994, totaling $5.9 million.

STOCK RIGHTS--SERIES A JUNIOR PARTICIPATING PREFERRED STOCK.

During fiscal 1991, the Board of Directors declared a dividend distribution of one purchase right for each outstanding share of common stock. Each right entitles the holder to purchase from the Company one one-hundredth of a share of Series A Junior participating preferred stock, par value $.001, at a price of $90 per one-hundredth of a preferred share. Each one one-hundredth of a share of new preferred stock is substantially the economic equivalent of one share of common stock. In the event that a third party acquires 15 percent or more of the Company's common stock or announces an offer which would result in such party's owning 15 percent or more of the Company's common stock, the rights will become exercisable. The rights expire on June 26, 2001, and subject to certain conditions, may be redeemed by the Board of Directors at a price of $.001 per right.

COMPENSATION TO RADIANT STOCKHOLDERS.

As part of the acquisition of Radiant Systems, Inc, (Radiant) in fiscal 1990, Nellcor issued to escrow on behalf of the majority stockholders of Radiant, who were also Radiant employees, approximately 115,000 shares of Nellcor's common stock. The common stock was expected to be released over a three-year period beginning in fiscal 1991. As of the end of fiscal 1992, the majority stockholders of Radiant had terminated their employment with Radiant, and the Company released all of the remaining shares held in escrow in fiscal 1993.

NOTE 8

COMMITMENTS

The Company leases its facilities under agreements that expire at various dates through June 2006, which include options to renew through June 2016. Rental expenses were approximately $4.7 million, $4.5 million, and $4.0 million in fiscal years 1995, 1994, and 1993, respectively.

Aggregate minimum annual rental commitments under long-term operating leases are as follows (in thousands):

Fiscal years
-------------------------------------------------------------------------
1996                                                               $4,117
1997                                                                4,290
1998                                                                3,939
1999                                                                3,856
2000                                                                3,454
After 2000                                                         14,433
                                                                  -------
         Total rental commitments                                 $34,089
                                                                  =======

NOTE 9

INDUSTRY SEGMENT AND GEOGRAPHIC INFORMATION

The Company operates in a single-industry segment: the design, engineering, manufacture, marketing and servicing of high-performance monitoring, measurement and therapeutic instruments and related sensors and airway adapters, and detectors for the hospital, prehospital and home care markets. The principal methods of distribution are direct sales, corporate accounts and independent distributors.

Geographic information with respect to the Company's operations is as follows (in thousands):

Years ended                          July 2, 1995      July 3, 1994       July 4, 1993
--------------------------------------------------------------------------------------
Net revenue:
    United States domestic             $ 221,295         $ 205,352         $ 193,524
    Unites States export                  16,030            11,208             9,381
    Europe                                43,825            31,008            28,737
    Intersegment eliminations            (17,110)          (12,596)          (13,456)
                                       ---------         ---------         ---------
         Total net revenue             $ 264,040         $ 234,972         $ 218,186
                                       =========         =========         =========

Income (loss) from operations:
    United States                      $  50,023         $  41,434         $  38,795
    Europe                                 4,647               604            (1,105)
    Corporate and eliminations              (325)              813               147
                                       ---------         ---------         ---------
         Total operating income        $  54,345         $  42,851         $  37,837
                                       =========         =========         =========

Identifiable assets:
    United States                      $ 125,774         $ 135,336         $ 128,474
    Europe                                53,853            21,892            24,363
    Corporate and other                  154,657           119,173           110,774
    Eliminations                         (39,815)          (38,253)          (38,005)
                                       ---------         ---------         ---------
         Total assets                  $ 294,469         $ 238,148         $ 225,606
                                       =========         =========         =========

Transfers between geographic areas are generally recorded at amounts above cost and in accordance with the rules and regulations of the governing tax authorities. Operating income is total revenue less cost of sales and operating expenses and does not include either interest income, other income (expense), net, or income taxes. Identifiable assets of geographic areas are those assets used in Nellcor's operations in each area. Identifiable corporate assets consist primarily of cash and cash equivalents, marketable securities and other assets.

NOTE 10

LITIGATION

From time to time the Company has received, and in the future may receive, notice of claims against it, which in some instances have developed, or may develop, into lawsuits. The claims may involve such matters, among others, as product liability, patent infringement, and employment-related claims. In management's opinion, the ultimate resolution of claims currently pending will not have a material adverse effect on the Company's financial position or results of operations.

On July 11, 1995, the U.S. Federal District Court in Delaware issued a decision in favor of the Company, ruling that four key oximeter and sensor technology patents are valid and would be infringed by Ohmeda Inc., a subsidiary of BOC Health Care Inc., if Ohmeda sold either its adult or neonatal OxyTip sensors for use with non-Ohmeda monitors. BOC Health Care has filed a notice to appeal the decision of the U.S. Federal District Court in Delaware. BOC Health Care had filed a suit against the Company in December 1992, seeking a declaratory judgment that Nellcor's patents were invalid and would not be infringed.

In a related matter, in the third quarter of fiscal 1994, the Company agreed to settle trade secrets and patent litigation with BOC Health Care, Inc. and its Ohmeda, Inc. subsidiary, and Square One Technology. Under the terms of the agreement, the patent in issue was assigned to the Company. The Company also received a pretax $2 million payment and will receive ongoing royalties. The $2 million payment was recorded as non-operating income.

In the fourth quarter of fiscal 1994, the Company agreed to settle its patent litigation with Camino Laboratories, Inc. ("Camino") of San Diego, CA. Under the terms of the settlement, Camino agreed not to sue the Company or its current or future customers relating to the use or sale of the Company's sensors and monitors intended for use with such sensors. A cash payment of $15 million was made by the Company to Camino and was recorded as a non-operating expense. This settlement neither recognizes the validity nor acknowledges infringement of the Camino patent at issue.

NOTE 11

MERGER WITH PURITAN-BENNETT.

On May 22, 1995, Nellcor and Puritan-Bennett Corporation (Puritan-Bennett) announced that their Boards of Directors had approved a definitive agreement to merge the two companies. The issuance of Nellcor common stock in connection with the Agreement and Plan of Merger was approved by shareholders at special shareholder meetings held by each company on August 24, 1995. Under the terms of the agreement, shareholders of Puritan-Bennett will receive 0.88 of a share of Nellcor common stock for each Puritan-Bennett share. Puritan-Bennett, founded in 1913, operates 11 manufacturing and research plants worldwide and is a world leader in products related to respiration used in multiple health care settings and on aircraft. Puritan-Bennett develops, manufactures and markets ventilators, respiratory monitoring instruments, and certain complementary products such as medical gases, gas-related equipment, and spirometers. Puritan-Bennett reported revenue of $336.0 million and net income of $8.4 million for its most recent fiscal year ended January 31, 1995.

The new company, Nellcor Puritan Bennett Incorporated (Nellcor Puritan Bennett), will be headquartered in Pleasanton, California, site of Nellcor's current headquarters. The Board of Directors of Nellcor Puritan Bennett will have nine members: six from Nellcor, two from Puritan-Bennett and one to be selected by both companies.

The merger is intended to qualify as a tax-free reorganization and will be accounted for as a pooling of interests. Pro forma combined financial results for the two companies, assuming that the merger had occurred on July 6, 1992, would be as follows (in thousands, except per share amounts):

----------------------------------------------------------------------------------
Pro Forma Information             July 2, 1995      July 3, 1994      July 4, 1993
(Unaudited)
----------------------------------------------------------------------------------
Net revenues                        $600,066         $ 544,227          $518,246
Net income                            49,463            (6,422)           39,715
Net earnings per share              $   1.77         $   (0.23)         $   1.46

The pro forma financial results combine Nellcor's financial data for each of the three fiscal years ended July 2, 1995, with Puritan-Bennett's financial data for each of the three fiscal years ended January 31, 1995. The only pro forma adjustment impacting net income was an adjustment to reduce Puritan-Bennett's valuation allowance provided for its deferred tax assets based on the combined income from operations before tax of Nellcor and Puritan-Bennett as required by Statement of Financial Accounting Standards Number 109, "Accounting for Income Taxes" (SFAS 109). Intercompany transactions between the two companies for the periods presented were not material.

Subsequent to the merger, Nellcor expects to incur a charge in the quarter ended October 1, 1995, currently estimated to be in the range of $50 million to $70 million, to reflect the combination of the two companies, including costs relating to severance, the elimination of duplicate systems and facilities, other integration costs, and transaction fees. Charges relating to goodwill arising from the companies' prior acquisitions may also be taken in the first quarter as a result of the merger. This amount is a preliminary estimate only and is therefore subject to change. In addition, there can be no assurance that Nellcor will not incur additional charges in subsequent quarters to reflect costs associated with the merger.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS:

Nellcor's net income for fiscal 1995 was $37.2 million, or $2.20 per share, compared to $20.6 million, or $1.22 per share, for fiscal 1994. Fiscal 1994 net income includes the effect of a net $13.0 million pretax charge ($8.0 million or $0.48 per share after tax) for trade secrets and patent litigation settlements. Excluding the after-tax effect of these settlements, fiscal 1995 net income increased 30 percent over net income of $28.6 million, or $1.70 per share, for fiscal 1994.

The Company's net revenue for fiscal 1995 increased 12 percent to $264.0 million from $235.0 million in fiscal 1994. The increase in net revenue principally resulted from higher sales of oximetry products across the Company's domestic and international markets, increased sales of EdenTec apnea monitoring and recording products, and the favorable effect foreign currency exchange rates had upon revenue. The Company's oximetry products include oximetry instruments, sensors, and OEM modules.

The Company's principal oximetry instruments include the N-20 portable pulse oximeter, the N-180, N-185, N-200, and N-250 standalone pulse oximeters, and the N-3000 pulse oximeter, a module of the NELLCOR SYMPHONY (TM) monitoring system. Oximetry instrument revenue for fiscal 1995 increased slightly as higher unit sales of the N-3000 pulse oximeter and the N-20 portable pulse oximeter were partially offset by lower average selling prices.

Oximetry sensors include adhesive, reusable, and recycled sensor product lines. Revenue from oximetry sensors increased moderately during fiscal 1995 primarily due to continued growth in the installed base of the Company's monitors and products of the Company's licensees and OEM customers that use the Company's sensors. Higher unit sales were partially offset by slightly lower average selling prices for adhesive and recycled sensors.

OEM oximetry module revenue increased significantly in fiscal 1995 as higher unit shipments were partially offset by moderately lower average selling prices. At the end of fiscal 1995, the Company had OEM or licensing agreements in place with 40 medical systems and monitor manufacturers worldwide.

The principal apnea monitoring and recording products sold by EdenTec Corporation into the home health care market include the ASSURANCE 2000 heart and respiration monitor, the ASSURANCE 3000 heart and respiration monitor, and the EdenTrace II and EdenTrace II Plus (TM) multi-channel recording systems, and related products. During the fourth quarter of fiscal 1995, EdenTec acquired Pierre Medical, a privately held French manufacturer of respiratory products used in the home. Pierre Medical markets the O'nyx(TM) non-invasive ventilation system, the O'mega(TM) oxygen concentrator, and the Morphee(TM) and Morphee Plus(TM) sleep apnea therapy systems in Western Europe, primarily in France. Revenue from these home health care products significantly increased during fiscal 1995 primarily due to higher sales of the EdenTrace II Plus and the ASSURANCE 3000 as well as sales from Pierre Medical included in EdenTec's results subsequent to the acquisition, which was consummated May 3, 1995.

International revenue increased 42 percent to $59.9 million in fiscal 1995 from $42.1 million in fiscal 1994. International revenue increased significantly across all markets principally due to higher sales of oximetry sensors, the N-3000 pulse oximeter, and OEM oximetry modules. Favorable foreign currency exchange rates accounted for 10 percentage points of the international revenue growth during fiscal 1995.

Sales of the HEALTHQUIZ (TM) system, a patient-driven automated medical history system that electronically captures patient information, have been limited since the product was introduced in the fourth quarter of fiscal 1994. The Company regularly reviews its net investment in HEALTHQUIZ system assets and the related market opportunities.

Nellcor's net revenue increased 8 percent to $235.0 million in fiscal 1994 from $218.2 million in fiscal 1993. The increase in net revenue principally resulted from higher sales of adhesive and reusable sensors, as well as increased sales of apnea and oximetry products by EdenTec Corporation into the home health care market. Sales of adhesive and reusable sensors increased primarily due to continued growth in the installed base of the Company's monitors and the products of the Company's licensees and OEM customers that use the Company's sensors.

Oximetry instrument revenue decreased slightly in fiscal 1994 primarily due to lower average selling prices and a continued shift to lower-priced, portable pulse oximeters such as the N-20. Unit sales of oximetry instruments decreased slightly in fiscal 1994.

OEM oximetry module revenue increased in fiscal 1994 principally due to significantly higher unit shipments, partially offset by lower average selling prices. Selling prices for certain OEM modules were reduced beginning in the third quarter of fiscal 1993.

International revenue increased 11 percent to $42.1 million in fiscal 1994 principally due to higher sales of adhesive and reusable sensors, the ULTRA CAP and the E-300, a multi-parameter monitoring system sold exclusively in Europe. International growth occurred principally in the Asia Pacific and European regions. Fiscal 1994 international revenue would have been approximately 6 percent higher had foreign currency exchange rates remained the same as those in effect in the comparable periods in fiscal 1993.

The following sets forth, for the indicated periods, the relationship that certain items bear to net revenue:

Years Ended                                 July 2, 1995  July 3, 1994  July 4, 1993
------------------------------------------------------------------------------------
Net revenue                                      100%          100%          100%
Gross Margin                                      61            60            59
Operating expenses:
    Research and development                      10            10            10
    Selling, general and administrative           30            32            32
Total operating expenses                          40            42            42
Income from operations                            21            18            17
Litigation settlements, net                       --             6            --
Income before income taxes                        23            14            19
Net income                                        14             9            12

Gross margin increased to 61 percent in fiscal 1995 from 60 percent in fiscal 1994 primarily due to improved margins at EdenTec and the favorable effect which foreign currency exchange rates had upon revenue, partially offset by a slight shift in mix to lower margin instruments.

Gross margin increased to 60 percent in fiscal 1994 from 59 percent in fiscal 1993. This increase was primarily due to a slight shift in mix to higher margin sensors and lower manufacturing and service costs, partially offset by lower oximetry instrument pricing and the unfavorable impact which foreign currency exchange rates had upon revenue.

Research and development expenses at 10 percent of net revenue in fiscal 1995 were comparable to the prior year. Research and development expenses increased in absolute dollars due primarily to costs incurred related to the development of additional modules of the NELLCOR SYMPHONY monitoring system, increased sleep product development work at EdenTec and higher patent filing fees and legal costs. The Company expects to continue to invest in the research and development of new products and to defend its patents.

Research and development expenses at 10 percent of net revenue in fiscal 1994 were comparable to the prior year. Research and development expenses increased in absolute dollars due primarily to costs incurred related to the development of the HEALTHQUIZ(TM) PRESCREEN(TM) automated preanesthetic medical history system.

Selling, general, and administrative expenses in fiscal 1995 decreased to 30 percent of net revenue from 32 percent of net revenue in fiscal 1994. Selling, general and administrative expenses increased in absolute dollars due primarily to the unfavorable effect foreign currency exchange rates had upon international operating expenses, the inclusion of operating expenses from Pierre Medical subsequent to its acquisition, and increased funding of the Company's profit sharing and bonus plans, partially offset by lower patent litigation expenses.

In comparison to fiscal 1993, fiscal 1994 selling, general and administrative expenses remained unchanged at 32 percent of net revenue. Selling, general and administrative expenses increased in absolute dollars due primarily to higher patent litigation expenses.

During the first quarter of fiscal 1994, a $.5 million restructuring charge was recorded. Under the restructuring, two of the Company's divisions were consolidated into a single business unit.

During the third quarter of fiscal 1994, the Company agreed to settle trade secrets and patent litigation with BOC Health Care, Inc., and its Ohmeda, Inc. subsidiary, and Square One Technology. Under the terms of the agreement, the patent in issue was assigned to the Company. The Company also received a $2 million payment and will receive ongoing royalties. The $2 million payment was recorded as nonoperating income in the third quarter of fiscal 1994.

During the fourth quarter of fiscal 1994, the Company announced that it had agreed to settle its patent litigation with Camino Laboratories Inc. ("Camino") of San Diego, CA. Under the terms of the settlement, Camino agreed not to sue the Company or its current or future customers relating to the use or sale of the Company's sensors and monitors intended for use with such sensors. A cash payment of $15 million was subsequently made by the Company to Camino. The payment was recorded as a nonoperating expense in the fourth quarter of fiscal 1994.

In July, 1995, the Company announced that the U.S. Federal District Court in Delaware had issued a decision in favor of Nellcor in the Company's patent litigation with Ohmeda and BOC Health Care, Inc. The Court ruled that Nellcor oximeter and sensor technology patents are valid and would be infringed if Ohmeda, a subsidiary of BOC Health Care, Inc., sold its adult or neonatal Oxy Tip sensors for use with non-Ohmeda monitors. BOC Health Care has filed a notice to appeal the decision of the U.S. Federal District Court in Delaware.

BUSINESS FACTORS:

ACQUISITIONS. During the fourth quarter of fiscal 1995, EdenTec acquired Pierre Medical, a privately-held French manufacturer of respiratory products used in the home for $21.5 million in cash. In the event that certain profitability targets are achieved or certain of Pierre Medical's products receive FDA approval subsequent to the acquisition, additional compensation totaling 30 million French Francs ($6.2 million as of July 2, 1995) would be payable to the former principal stockholders of Pierre Medical who will continue to manage the company. Pierre Medical manufactures and markets noninvasive ventilators, sleep apnea therapy systems, oxygen concentrators and related respiratory products in Western Europe, primarily France. Pierre Medical reported revenue of approximately $10.0 million for its most recent fiscal year ended September 30, 1994.

The acquisition was accounted for under the purchase method and is intended to broaden the Company's product offerings and to provide opportunities to expand sales into the home health and emergency care market segments. The final allocation of the purchase price to other identifiable intangible assets, including determining or reevaluating the likelihood of the future recoverability of these intangible assets, is dependent upon the outcome of the Company's merger with Puritan-Bennett Corporation (see Note 11) and any resulting effects the merger has upon the operations of Pierre Medical.

MERGER WITH PURITAN-BENNETT. During the fourth quarter of fiscal 1995, Nellcor and Puritan-Bennett Corporation (Puritan-Bennett) announced that their Boards of Directors had approved a definitive agreement to merge the two companies. The issuance of Nellcor common stock in connection with the Agreement and Plan of Merger was approved by shareholders at special shareholder meetings held by both companies on August 24, 1995. Under the terms of the agreement, shareholders of Puritan-Bennett will receive 0.88 of a share of Nellcor common stock for each Puritan-Bennett share. Puritan-Bennett, founded in 1913, operates 11 manufacturing and research plants worldwide and is a world leader in products related to respiration used in multiple health care settings and on aircraft. Puritan-Bennett develops, manufactures and markets ventilators, respiratory monitoring instruments, and certain complementary products such as medical gases, gas-related equipment, and spirometers. Puritan-Bennett reported revenue of $336.0 million and net income of $8.4 million for its most recent fiscal year ended January 31, 1995.

The merger will combine companies who are worldwide leaders in two complementary areas, patient safety monitoring and respiratory therapy. In addition, the merger will allow the new company to potentially realize synergies in research and development, manufacturing, and operations. Subsequent to the merger, Nellcor expects to incur a charge in the quarter ended October 1, 1995, currently estimated to be in the range of $50 million to $70 million, to reflect the combination of the two companies, including costs relating to severance, the elimination of duplicate systems and facilities, other integration costs, and transaction fees. Charges relating to goodwill arising from the companies' prior acquisitions may also be taken in the first quarter as a result of the merger. This amount is a preliminary estimate only and is therefore subject to change. In addition, there can be no assurance that Nellcor will not incur additional charges in subsequent quarters to reflect costs associated with the merger.

The new company, Nellcor Puritan Bennett, will be headquartered in Pleasanton, California, site of Nellcor's current headquarters. The Board of Directors of Nellcor Puritan Bennett will have nine members: six from Nellcor, two from Puritan-Bennett and one to be selected by both companies. The merger is intended to qualify as a tax-free reorganization and will be accounted for as a pooling of interests.

PRODUCTS. In the second quarter of fiscal 1995, the Company received marketing clearance from the U.S. Food and Drug Administration (FDA) for the Pedi-CAP pediatric end-tidal CO2 detector. This disposable device, in combination with the EASY CAP(R) CO2 detector, will allow customers to verify and monitor correct endotracheal tube placement in a full range of patients, from infants to adults. Both the Pedi-CAP and EASY CAP CO2 detectors were designed to be used in transport and emergency settings as well as areas where capnography is not available.

In the fourth quarter of fiscal 1995, the Company received marketing clearance from the FDA for the N-3000 pulse oximeter and the N-3100 noninvasive blood pressure monitor. The N-3000, the first module of a planned monitoring system for use on the hospital general care floor and in mobile environments, was shipped to international markets beginning in the third quarter of fiscal 1994. International shipments of the N-3100 noninvasive blood pressure monitor, the second module of the NELLCOR SYMPHONY monitoring system, began in the first quarter of fiscal 1995. Commercial shipment of both products in the U.S. market commenced late in the fourth quarter of fiscal 1995. The N-3000 and the N-3100 can be used as standalone monitors or as part of the NELLCOR SYMPHONY system.

Nellcor began limited shipments of the N-400 fetal pulse oximeter in Europe in the second quarter of fiscal 1995. The N-400 is used to measure fetal oxygen levels during labor and delivery, and is expected to aid obstetricians in evaluating fetal well-being. In the first quarter of fiscal 1994, the FDA notified the Company that the N-400 fetal oximeter must be submitted under the Pre-Market Approval (PMA) Application Regulations. The PMA process, as compared to the 510(k) procedures, requires more laboratory and clinical testing data, and more detailed design and manufacturing information. This process in turn takes the manufacturer longer to gather data and prepare the PMA application. Historically, the time elapsed between submission of a PMA application and receipt of premarket approval is significantly longer than for the clearance to market granted under the 510(k) process. In June 1995, the Company filed an application for an Investigational Device Exemption with the FDA. Clinical trials of the product are expected to begin by the end of the second quarter of fiscal 1996.

The Company is continuing to develop new products to address existing and new markets. The introduction of new products may be prevented or delayed by engineering obstacles, regulatory procedures, clinical trials, production difficulties, and other factors. In addition, the costs of producing, promoting, and servicing new products are generally greater than in the case of mature, higher volume products. New product introductions can also temporarily reduce revenues by interfering with sales of existing products.

As Nellcor's existing products reach life cycle maturity, the Company's ability to develop or acquire new products and technologies increases in importance. The Company has and will continue to pursue technology, new product, and business acquisition opportunities intended to broaden the Company's product offerings. Examples of such activities include the acquisition of Pierre Medical in fiscal 1995, and the pending merger of Nellcor and Puritan-Bennett. Such activities may result in increased expenses which could have an adverse impact on the Company's net income.

MARKET CONDITIONS. As health care increasingly becomes managed care, patient care is shifting to lower cost areas of the hospital and alternate care sites outside the hospital, including subacute care centers, skilled nursing facilities and the home. Additionally, in an effort to create larger, more cost-effective entities capable of competing for managed care contracts, health care providers are consolidating and vertically integrating, and hospitals are joining local or regional multiple hospital systems in greater numbers. As a result of these ongoing changes in the delivery of health care, the Company expects that a greater proportion of its future revenue will come from sales of its products to a smaller customer base, primarily comprised of larger, consolidated health care providers and buying groups, and from sales of its products into the growing alternate care markets.

In the current health care business environment, hospitals, which are the Company's principal customers, face increasing pressure to control costs. These pressures may in the future lead to a decrease in the average selling price for a number of the Company's products, which could adversely affect the Company's gross margin.

During fiscal 1995 and fiscal 1994, the Company offered a number of promotional programs in an effort to increase the installed base of Nellcor oximetry instruments and OEM modules. These programs also had the effect of reducing pulse oximetry pricing. Competition in fiscal 1995 caused further price reductions for oximeters and multi-function monitors. The Company is continually seeking manufacturing cost reductions; however, these reductions may not offset the impact of future price declines.

INTERNATIONAL MARKETS. The Company has devoted significant resources to development of its European markets and administrative infrastructure. Over the past five years, the Company has experienced growth in European revenues and continues to expand sales, service, and distribution operations in this market. Through its acquisition of Pierre Medical, the Company has broadened its product offerings in the European home care market.

During fiscal 1995, sales to the Asia/Pacific region increased significantly. Additionally, in July of fiscal 1995, Nellcor increased its ownership interest in the Company's Tokyo-based joint venture, NCI, to 50 percent. The Company's investment in the joint venture, which it accounts for under the equity method, was immaterial at July 2, 1995. With a greater level of investment in the venture, and increased management involvement and marketing resources, the Company plans to more aggressively pursue opportunities for Nellcor and EdenTec products in Japan.

The Company received ISO 9001 certification for all of its facilities in March, 1995. This certification signifies that the Company has met a rigorous set of international standards for product design, installation, and service. ISO 9001 certification is the first step necessary to be able to affix the CE (Conformitee European) mark to Nellcor products and requires the implementation of a company-wide quality system. The Company believes ISO 9001 certification provides a significant competitive advantage in global markets.

The Company believes that the continued growth in international revenue and market share will be a key factor in its overall long-term performance and accordingly intends to continue to invest in its international operations.

TIMING OF ORDERS AND SHIPMENTS. Historically, orders in the first quarter have been lower than in the second, third and fourth quarters.

Of the monitor orders received by the Company in any quarter, a disproportionately large percentage has typically been received and shipped toward the end of the quarter. Accordingly, monitor backlog has historically been modest and not an accurate predictor of future revenues, and results for a given quarter can be adversely affected if there is a substantial order shortfall in that quarter. Backlog at the end of fiscal 1995 was approximately $9.8 million compared to $10.7 million at the end of fiscal 1994. The decrease in backlog in fiscal 1995 was primarily due to increased shipments of the N-3000 at the end of the fiscal year.

LIQUIDITY AND CAPITAL RESOURCES

During fiscal 1995, the Company generated a net increase in cash and cash equivalents and marketable securities of $19.1 million. At July 2, 1995, the Company had cash, cash equivalents and marketable securities amounting to approximately $140.7 million compared to $121.6 million at the end of fiscal 1994.

The Company has met its liquidity requirements from internally generated cash. The Company's operating activities provided positive cash flows of $55.7 million during fiscal 1995. Depreciation expense and amortization expense were significant non-cash operating activities for all years presented. Purchases of marketable securities and fixed assets, principally manufacturing equipment, and the acquisition of Pierre Medical were the principal uses of cash from investing activities.

Shares of Nellcor common stock issued due to the exercise of stock options under one of the Company's stock option plans were significant sources of cash from financing activities in fiscal 1994. Shares of common stock repurchased in fiscal 1995 under the Company's Limited Stock Repurchase Program were significant uses of cash from financing activities. Shares repurchased under the Limited Stock Repurchase Program are repurchased to offset the dilutive effects of the Company's stock plans. No repurchases of shares under the General Stock Repurchase Program, which authorizes the repurchase and retirement of up to one million shares of common stock from time to time in the open market, were made in fiscal 1995.

During the second quarter of fiscal 1995, the Company secured a $50 million credit facility with a syndicate of 4 banks led by ABN AMRO Bank N.V. The credit facility was obtained to provide Nellcor with additional financial resources and flexibility to take advantage of strategic business opportunities. Under the terms of the credit facility, a commitment fee of 0.25% is paid quarterly and at the end of November, 1996, outstanding borrowings are convertible into four year term loans. As of July 2, 1995, the Company had not drawn against this credit facility.

The Company anticipates that current capital resources combined with cash generated from operating activities will be sufficient to meet its liquidity and capital expenditure requirements at least through the end of fiscal 1996. When the Company's merger with Puritan-Bennett is consummated, it is expected that costs associated with the merger as well as other merger-related cash outlays, will lead to a net reduction in the Company's cash and cash equivalents during fiscal 1996. The Company may consider using debt to fund certain capital and other strategic opportunities when deemed necessary and financially advantageous.

REPORT OF INDEPENDENT ACCOUNTANTS

TO THE BOARD OF DIRECTORS AND
STOCKHOLDERS OF NELLCOR INCORPORATED

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of income, of stockholders' equity and of cash flows present fairly, in all material respects, the financial position of Nellcor Incorporated and its subsidiaries at July 2, 1995 and July 3, 1994, and the results of their operations and their cash flows for each of the three years in the period ended July 2, 1995, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

San Francisco, California
July 26, 1995, except as to Note 11, which is as of August 24, 1995

SELECTED QUARTERLY DATA

Unaudited (in thousands, except per share amounts)

Year ended July 2, 1995                  1st quarter        2nd quarter         3rd quarter        4th quarter
--------------------------------------------------------------------------------------------------------------
Net revenue                                  $55,714            $64,017             $71,035            $73,274
Gross profit                                  32,878             38,690              43,119             46,172
Income from operations                         8,380             12,390              15,967             17,608
Net Income                                     5,859              8,483              11,058             11,765
Net income per share                            0.35               0.50                0.65               0.69

--------------------------------------------------------------------------------------------------------------
Year ended July 3, 1994                  1st quarter        2nd quarter         3rd quarter        4th quarter
--------------------------------------------------------------------------------------------------------------
Net revenue                                  $50,148            $58,113             $61,646            $65,065
Gross profit                                  29,222             34,695              37,648             39,701
Income from operations                         6,638             10,543              12,373             13,297
Litigation settlements                           ---                ---               2,000            (15,000)
Net Income                                     4,859              6,856               9,352               (510)
Net income per share                            0.29               0.41                0.55              (0.03)