Form 10-K405, Exhibit 13
period 1996-07-07
NELLCOR PURITAN BENNETT INC
filed 1996-10-07
CIK 799290

                                                                    EXHIBIT 13.1

NELLCOR PURITAN BENNETT INCORPORATED

Selected Financial Data

Years ended (in thousands, except per share amounts)       1996           1995          1994           1993          1992
Revenue                                                $706,131       $623,066      $564,132       $536,935      $467,323
R&D expenses                                             54,322         49,182        50,730         50,357        47,284
Income (loss) from operations                              (47)         73,404         8,441         60,018        32,982
Income from operations (as adjusted)                   108,852 (1)      76,058(2)     52,110 (3)     60,018        32,982
Net income (loss)                                       (9,360)         48,112        (8,695)        41,006        23,680
Net income (as adjusted)                                74,953 (1)      53,808(2)     50,864 (3)     41,006        23,680
Net income (loss) per share                               (.16)           0.82         (0.15)          0.72          0.43
Net income per share (as adjusted)                       1.271           0.922         0.893           0.72          0.43
Working capital                                        243,597         266,959       228,363        242,523       197,146
Total assets                                           587,838         602,390       527,569        497,610       420,253
Long-term obligations                                   26,054          84,690        66,062         64,351        49,085
Stockholders' equity                                   405,780         392,265       343,518        352,258       297,214

   This summary unaudited combined condensed financial information reflects the August 1995 merger of Nellcor Incorporated (Nellcor) and Puritan-Bennett Corporation (Puritan-Bennett), and the Company's June 1996 acquisition of Infrasonics, Inc. (Infrasonics), both accounted for as a pooling-of-interests; accordingly, the separate historical financial results of Nellcor, Puritan-Bennett and Infrasonics have been combined in this table and throughout the Annual Report.

(1) Excludes pretax merger and related charges of $108.9 million, $84.3 million after-tax, or ($1.43) per share.

(2) Excludes pretax restructuring charge and unsolicited offer costs of $2.7 million and $5.0 million (nonoperating expense), respectively, $5.7 million after-tax, or ($0.10) per share.

(3) Excludes pretax restructuring charges and litigation settlements of $43.7 million and $13.0 million (nonoperating expense), respectively, and a $2.9 million after-tax charge related to the adoption of a new accounting standard. The net after-tax effect of these charges was $59.6 million, or ($1.04) per share.

NELLCOR PURITAN BENNETT INCORPORATED

Consolidated Balance Sheet

                                                                                                    July 7,        July 2,
   (in thousands, except share amounts)                                                              1996           1995
   ASSETS

   Current assets:
   Cash and cash equivalents                                                                       $ 68,549      $ 83,193
   Marketable securities                                                                              5,825        66,028
   Accounts receivable                                                                              151,461       124,005
   Inventories                                                                                      128,078        95,300
   Deferred income taxes                                                                             31,658        17,122
   Other current assets, net                                                                         14,030         6,746
---------------------------------------------------------------------------------------------------------------------------
   Total current assets                                                                             399,601       392,394
   Property, plant and equipment                                                                    130,891       130,712
   Intangible and other assets                                                                       44,245        73,653
   Deferred income taxes                                                                             13,101         5,631
---------------------------------------------------------------------------------------------------------------------------
                                                                                                   $587,838      $602,390
   LIABILITIES & STOCKHOLDERS' EQUITY

   Current liabilities:
   Accounts payable                                                                                $ 39,198      $ 37,590
   Notes payable                                                                                         --        18,004
   Employee compensation and related costs                                                           29,918        25,708
   Merger and related costs                                                                          32,452            --
   Other accrued expenses                                                                            33,771        28,879
   Current maturities of long-term debt                                                                 143         9,527
   Income taxes payable                                                                              20,522         5,727
---------------------------------------------------------------------------------------------------------------------------
   Total current liabilities                                                                        156,004       125,435
   Long-term debt, less current maturities                                                            6,493        54,492
   Deferred compensation and pensions                                                                 9,522        19,303
   Deferred revenue                                                                                  10,039        10,895
---------------------------------------------------------------------------------------------------------------------------
   Total liabilities                                                                                182,058       210,125
---------------------------------------------------------------------------------------------------------------------------
   Stockholders' equity:
   Preferred stock, $.001 par value; 5,000,000 shares authorized; none outstanding                       --            --
   Common stock, $.001 par value; 150,000,000 shares authorized;
   62,975,926 shares issued and outstanding (60,333,242 in 1995)                                         63            60
   Additional paid-in-capital                                                                       230,428       187,264
   Retained earnings                                                                                232,433       241,103
   Accumulated translation adjustment                                                                   304          (259)
   Deferred stock awards and other                                                                    1,369        (1,364)
   Treasury stock, at cost (3,224,020 shares in 1996; 2,296,000 shares in 1995)                     (58,817)      (34,539)
---------------------------------------------------------------------------------------------------------------------------
   Total stockholders' equity                                                                       405,780       392,265
---------------------------------------------------------------------------------------------------------------------------
                                                                                                   $587,838      $602,390

   See accompanying notes to consolidated financial statements.

NELLCOR PURITAN BENNETT INCORPORATED

Consolidated Statement of Operations

                                                                                                  Years Ended

                                                                                     July 7,        July 2,        July 3,
   (in thousands, except per share amounts)                                           1996           1995           1994
   Net revenue                                                                      $706,131       $623,066      $564,132
   Cost of goods sold                                                                346,020        312,970       284,159

---------------------------------------------------------------------------------------------------------------------------
   Gross profit                                                                      360,111        310,096       279,973

---------------------------------------------------------------------------------------------------------------------------
   Operating expenses:
   Research and development                                                           54,322         49,182        50,730
   Selling, general and administrative                                               196,937        184,856       177,133
   Restructuring charges                                                                  --          2,654        43,669
   Merger and related costs                                                          108,899             --            --

---------------------------------------------------------------------------------------------------------------------------
                                                                                     360,158        236,692       271,532

---------------------------------------------------------------------------------------------------------------------------
   Income (loss) from operations                                                         (47)        73,404         8,441
   Interest income and other income (expense), net                                     4,406          7,182         3,865
   Interest expense                                                                   (3,033)        (5,830)       (4,565)
   Litigation settlements, net                                                            --             --       (13,000)
   Costs associated with unsolicited takeover offer                                       --         (5,049)           --

---------------------------------------------------------------------------------------------------------------------------
   Income (loss) before income taxes and cumulative
   effect of accounting change                                                         1,326         69,707        (5,259)
   Provision for income taxes                                                         10,686         21,595           546

---------------------------------------------------------------------------------------------------------------------------
   Income (loss) before cumulative effect of accounting change                        (9,360)        48,112        (5,805)
   Cumulative effect of accounting change,
   net of income taxes (Note 1)                                                           --             --        (2,890)

---------------------------------------------------------------------------------------------------------------------------
   Net income (loss)                                                                $ (9,360)      $ 48,112      $ (8,695)

   Income (loss) per common share before cumulative
   effect of accounting change                                                      $   (.16)      $    .82      $   (.10)
   Per common share effect of accounting change                                           --             --          (.05)

---------------------------------------------------------------------------------------------------------------------------
   Net income (loss) per common share                                               $   (.16)      $    .82      $   (.15)

   Weighted average common and common equivalent shares                               59,077         58,343        57,210

   See accompanying notes to consolidated financial statements.

NELLCOR PURITAN BENNETT INCORPORATED

Consolidated Statement of Stockholders' Equity

                                                           Additional             Accumulated  Deferred
   (in thousands,                        Common Stock        Paid-in    Retained  Translation Stock Awards     Treasury Stock
   except share amounts)              Shares    Par Value    Capital    Earnings  Adjustment   and Other    Shares     Par Value
   Balance at July 4, 1993         56,840,064      $56      $148,096    $204,636    $ (15)      $ (515)          --          --
   Issuance of common stock and
   related tax benefits of $2,394
   under employee stock plans       1,281,622        1        12,177                                                    $ 1,984
   Stock awards granted,
   net of cancellations                16,418                    374                              (374)
   Amortization of deferred
   stock awards                                                                                    282
   Acquisition of treasury stock                                                                          1,109,784     (16,258)
   Acquisition and retirement
   of common stock                   (420,000)                (5,853)
   Shares issued in a business
   combination                        751,396        1         8,644
   Accumulated translation
   adjustment                                                                         115
   Net loss                                                               (8,695)
   Dividends declared                                                     (1,432)
   Unrealized gain on
   available-for-sale securities                                                                   294

--------------------------------------------------------------------------------------------------------------------------------
   Balance at July 3, 1994         58,469,500       58       163,438     194,509      100         (313)   1,109,784     (14,274)
   Issuance of common stock and
   related tax benefits of $3,487
   under employee stock plans       1,816,665        2        22,642                                                        644
   Stock awards granted,
   net of cancellations                47,077                  1,184                            (1,184)
   Amortization of deferred
   stock awards                                                                                    427
   Acquisition of treasury stock                                                                          1,186,216     (20,909)
   Accumulated translation
   adjustment                                                                        (359)
   Net income                                                             48,112
   Dividends declared                                                     (1,518)
   Realized gain on
   available-for-sale securities                                                                  (294)

   Balance at July 2, 1995         60,333,242       60       187,264     241,103     (259)      (1,364)   2,296,000     (34,539)
   Puritan-Bennett net income
   for the period from
   2/1/95 - 6/30/95                                                          690
   Issuance of common stock and
   related tax benefits of $7,199
   under employee stock plans       2,642,684        3        43,164
   Amortization of deferred
   stock awards                                                                                  1,359
   Acquisition of treasury stock                                                                            928,020     (24,278)
   Accumulated translation
   adjustment                                                                         563
   Net loss                                                               (9,360)
   Unrealized gain on
   available-for-sale securities                                                                 1,374

--------------------------------------------------------------------------------------------------------------------------------
   Balance at July 7, 1996         62,975,926      $63      $230,428    $232,433     $304       $1,369    3,224,020    $(58,817)

   See accompanying notes to consolidated financial statements.

NELLCOR PURITAN BENNETT INCORPORATED

Consolidated Statement of Cash Flows

                                                                                                  Years Ended

                                                                                     July 7,        July 2,        July 3,
   (in thousands)                                                                     1996           1995           1994
   Cash flows from operating activities:
   Net income (loss)                                                                $ (9,360)       $48,112      $ (8,695)
   Adjustments to reconcile net income (loss) to
   cash provided by operating activities:
   Depreciation and amortization                                                      30,952         32,849        33,037
   Deferred income taxes                                                             (18,919)        (4,131)      (18,054)
   Cumulative effect of accounting change                                                 --             --         2,890
   Restructuring charges                                                                  --          2,205        38,404
   Merger and related charges                                                        108,899             --            --
   Deferred compensation and pensions                                                (11,635)         1,859         2,536
   Shares issued to employee benefit plans                                                --          2,376         3,317
   Other                                                                                 128            113         1,194
   Increases (decreases) in cash flows, net of effect of purchased companies, as a result of changes in:
   Accounts receivable                                                               (31,369)        (7,179)       (2,744)
   Inventories                                                                       (23,544)        (9,083)       (5,643)
   Other current assets                                                              (10,607)        (2,540)         (799)
   Intangible and other assets                                                         1,788         (3,703)        1,619
   Accounts payable                                                                    5,834           (543)       (2,714)
   Merger and related costs                                                          (45,366)            --            --
   Employee compensation and other accrued expenses                                    5,336          8,271           625
   Income taxes payable                                                               14,686            612         2,158
   Deferred revenue                                                                     (920)           933         3,991

---------------------------------------------------------------------------------------------------------------------------
   Cash provided by operating activities                                              15,903         70,151        51,122

---------------------------------------------------------------------------------------------------------------------------
   Cash flows from investing activities:
   Puritan-Bennett net cash used during the period from 2/1/95 - 6/30/95              (3,628)            --            --
   Capital expenditures                                                              (29,740)       (30,959)      (31,555)
   Purchase of securities held-to-maturity                                                --        (48,235)      (89,190)
   Purchase of available-for-sale securities                                          (2,800)        (2,100)           --
   Proceeds from maturities of securities held-to-maturity                                --         37,654       106,634
   Proceeds from the sale of available-for-sale securities                            66,400             --            --
   Proceeds from the sale of capital assets                                               --          5,893         1,362
   Acquisitions, net of cash acquired                                                 (4,923)       (23,415)      (17,617)
   Other investing activities                                                            220           (599)       (1,311)

---------------------------------------------------------------------------------------------------------------------------
   Cash provided by (used for) investing activities                                   25,529        (61,761)      (31,677)

---------------------------------------------------------------------------------------------------------------------------
   Cash flows from financing activities:
   Issuance of common stock under the
   Company's stock plans and related tax benefits, net                                43,164         20,901        10,846
   Purchase of treasury stock, including shares retired                              (24,278)       (20,909)      (22,111)
   Issuance (repayment) of notes payable, net                                        (18,004)        (9,787)       19,890
   Additions to loans payable                                                         40,000             --            --
   Repayment of loans payable                                                        (40,000)            --            --
   Additions to long-term debt                                                            --         20,000           515
   Repayment of long-term debt                                                       (57,374)        (6,045)       (6,680)
   Payment of dividends                                                                   --         (1,500)       (1,430)

---------------------------------------------------------------------------------------------------------------------------
   Cash provided by (used for) financing activities                                  (56,492)         2,660         1,030

---------------------------------------------------------------------------------------------------------------------------
   Effect of exchange rate changes on cash                                               416            570           218

---------------------------------------------------------------------------------------------------------------------------
   (Decrease) increase in cash and cash equivalents                                  (14,644)        11,620        20,693

---------------------------------------------------------------------------------------------------------------------------
   Cash and cash equivalents at the end of the year                                  $68,549        $83,193       $71,573

   See accompanying notes to consolidated financial statements.

NELLCOR PURITAN BENNETT INCORPORATED

Notes to Consolidated Financial Statements

   1.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   Organization | Nellcor Puritan Bennett Incorporated (together with its wholly-owned subsidiaries, the Company) is a corporation organized under the laws of the State of Delaware in 1986 and, until the acquisition of Puritan-Bennett Corporation (Puritan-Bennett) in August 1995, operated under the name Nellcor Incorporated (Nellcor). The Company develops, manufactures and markets monitoring systems and diagnostic and therapeutic products for management of the respiratory-impaired patient across the continuum of care. The Company's products are primarily sold to hospitals, private and governmental institutions and health care agencies, medical equipment distributors and rental companies, and doctors' offices. Nellcor Puritan Bennett markets its products worldwide with international sales accounting for approximately one-third of the Company's consolidated revenue.

   Combined financial results | The mergers with Puritan-Bennett and Infrasonics, Inc. (Infrasonics) were intended to qualify as tax-free reorganizations and were both accounted for as a pooling-of-interests. Accordingly, the consolidated historical financial statements for all periods presented combine the financial results of Nellcor, Puritan-Bennett, and Infrasonics. The Company's consolidated balance sheet at July 2, 1995 combines the historical balance sheet of Nellcor at July 2, 1995, Puritan-Bennett at January 31, 1995 and Infrasonics at June 30, 1995. The Company's consolidated statement of operations combines the historical statement of operations of Nellcor for each of the two fiscal years in the period ended July 2, 1995, Puritan-Bennett for each of the two fiscal years in the period ended January 31, 1995, and Infrasonics for each of the two fiscal years in the period ended June 30, 1995, respectively. The results of operations of Puritan-Bennett for the period February 1, 1995 through June 30, 1995 of $690,000 have been recorded as an increase to stockholders' equity for the fiscal year ended July 7, 1996. The Company's consolidated statement of operations for the fiscal year ended July 2, 1995, also reflects an adjustment to reduce Puritan-Bennett's valuation allowance provided for its deferred tax assets based upon the combined income from operations of Nellcor and Puritan-Bennett as required by Statement of Financial Accounting Standard No. 109. The effect of this adjustment was to reduce the provision for income taxes, as presented herein, by $3.9 million and $4.8 million in fiscal 1995 and 1994, respectively. Adjustments made to conform the accounting policies of Nellcor, Puritan-Bennett, and Infrasonics were immaterial.

   Principles of consolidation | The Company's significant intercompany transactions and balances have been eliminated. The Company uses the equity method of accounting for its investments that represent greater than 20%, but less than 50%, of the investee. Investments which represent less than 20% of the investee are recorded at cost. All such investments were immaterial for all periods presented.

   Fiscal year | The Company's fiscal year ends on the first Sunday in July, which results in a 52- or 53-week fiscal year. Fiscal 1996 was a 53-week year whereas fiscal 1995 and 1994 were 52-week years.

   Foreign currency translation | Certain of the Company's foreign subsidiaries use the local currency, while others use the U.S. dollar as their functional currency. Subsidiaries using the local currency translate assets and liabilities denominated in foreign currencies at the rates of exchange at the balance sheet date. Income and expense items are translated at average monthly rates of exchange. Any resulting translation adjustments are recorded as a separate component of stockholders' equity. Subsidiaries using the dollar as the functional currency measure assets and liabilities at the balance sheet date or historical rates depending on their nature; income and expenses are remeasured at the weighted-average exchange rates for the year. Foreign currency gains and losses resulting from transactions are included in operations in the year of occurrence and have not been material.

   Revenue recognition and product warranty | The Company recognizes revenue at the time of shipment of product and provides currently for the estimated cost to repair or replace products under the warranty provisions in effect at the time of sale.

   Deferred revenue | Deferred revenue relates to extended warranty agreements offered by the Company which are amortized over the life of the agreement, with the related extended warranty costs charged to expense as incurred.

   Cash equivalents | The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. These investments are stated at cost which approximates fair value due to their short maturity.

   Inventories | Inventories are stated at the lower of cost (first-in, first-out) or market. Allowances are made for slow-moving, obsolete, unsalable, or unusable inventories.

   Property, plant and equipment | Depreciation is provided using the straight-line method over the estimated useful lives of the assets which range from three to twenty-five years. Leasehold improvements are amortized over the life of the lease, or the estimated useful life of the asset, whichever is shorter.

   Intangible and other assets | Intangible and other assets, including excess of cost over the fair value of identifiable net assets acquired, are amortized on a straight-line basis over the estimated useful lives of the assets which range from two to fifteen years. An impairment of intangible assets is recognized when it is considered probable that the carrying amount of an asset cannot be fully recovered, based on estimated future cash flows of the related business.

   Fair value of financial instruments | The estimated fair value of long-term debt is determined based upon rates currently available to the Company for debt with similar terms and remaining maturities.

   Income taxes | Deferred income taxes are computed using the liability method. Under the liability method, taxes are recorded based on the future tax effect of the difference between the income tax and financial reporting bases of the Company's assets and liabilities. In estimating future tax consequences, all expected future events are considered, except for potential income tax law or rate changes.

      The Company plans to continue to finance foreign expansion and operating requirements by reinvestment of undistributed earnings of its foreign subsidiaries and, accordingly, has not provided for United States federal income tax on these earnings.

   Stock split | On June 27, 1996, stockholders approved a two-for-one split of the Company's common stock. All share and per share data for all periods presented have been restated to give effect to the split.

   Net income (loss) per share | Net income (loss) per share is based upon weighted average common shares and includes the dilutive effect of stock options outstanding, if any (using the treasury stock method).

   Accounting changes | In March 1995, The Financial Accounting Standards Board
   (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets To Be Disposed Of," which requires the Company to review for impairment of long-lived assets, certain identifiable intangibles, and goodwill related to those assets whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In certain situations, an impairment loss would be recognized. SFAS 121 is effective for the Company's 1997 fiscal year. The Company is evaluating the impact of the new standard on its financial position, results of operations, and cash flows and expects the effect to be immaterial.

   In October 1995, the FASB issued SFAS 123 "Accounting for Stock-Based Compensation" which also will be effective for the Company's 1997 fiscal year. The Company does not expect SFAS 123 to have a material impact on its financial position, results of operations, and cash flows. SFAS 123 allows companies which have stock-based compensation arrangements with employees to adopt a new fair-value basis of accounting for stock options and other equity instruments, or it allows companies to continue to apply the existing accounting rules under APB Opinion 25 "Accounting for Stock Issued to Employees," but requires additional financial statement footnote disclosure. The company expects to continue to account for stock-based compensation arrangements under APB Opinion 25 and will include additional footnote disclosure in its fiscal 1997 annual report.

   In fiscal 1994, the Company changed its method of accounting for income taxes to conform with SFAS No. 109 "Accounting for Income Taxes." The cumulative effect of this change resulted in a charge to operations of $2.9 million.

   Use of estimates | The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported amounts of revenues and expenses for each fiscal period. Actual results could differ from those estimated.

   2.      MARKETABLE SECURITIES

   At July 7, 1996, the Company held available-for-sale marketable securities with a fair market value of $5.8 million. Available-for-sale marketable securities are securities which the Company does not intend to hold to maturity. The Company's marketable securities are, generally, high quality government, municipal, and corporate obligations with original maturities of up to two years. The Company has established guidelines relative to investment quality, diversification and maturities to maintain appropriate levels of safety and liquidity.

   During the first quarter of fiscal 1996, the Company transferred its remaining marketable securities which had been classified as held-to-maturity as of July 2, 1995, to available-for-sale. The marketable securities which were transferred to available-for-sale were government and corporate issued debt securities with an amortized cost of $41.4 million, which approximated their fair value. The decision to classify all of the Company's marketable securities as available-for-sale was due to the Company's merger with Puritan-Bennett during the first quarter of fiscal 1996, and the significant cash outlays which were expected to be made as part of integrating the two companies.

   Realized gains and losses resulting from the sale of available-for-sale marketable securities during the period were not material. The difference between the cost and market value of the Company's marketable securities at July 7, 1996, an unrealized gain of approximately $1.4 million associated with equity securities held by the Company, is recorded as a component of deferred stock awards and other in stockholders' equity.

   3.      INVENTORIES

   Inventories are as follows:

                                       July 7,     July 2,
   (dollars in thousands)               1996        1995
---------------------------------------------------------------------------------------------------------------------------
   Raw materials                      $ 64,205     $52,270
   Work-in-process                      15,579      11,064
   Finished goods                       48,294      31,966
---------------------------------------------------------------------------------------------------------------------------
   Total inventories                  $128,078     $95,300
---------------------------------------------------------------------------------------------------------------------------
   4.      PROPERTY, PLANT AND EQUIPMENT

   Property, plant and equipment consists of:

                                       July 7,     July 2,
   (dollars in thousands)               1996        1995
---------------------------------------------------------------------------------------------------------------------------
   Land and land improvements         $ 10,838    $ 10,713
   Buildings                            38,575      38,221
   Machinery and equipment             178,220     162,775
   Leasehold improvements               11,103       9,971
   Demonstration equipment              12,259      12,497
   Furniture and fixtures               22,142      23,857
---------------------------------------------------------------------------------------------------------------------------
                                       273,137     258,034
   Less accumulated depreciation
   and amortization                   (142,246)   (127,322)
---------------------------------------------------------------------------------------------------------------------------
   Property, plant and equipment, net $130,891    $130,712
---------------------------------------------------------------------------------------------------------------------------

      The Company leases a facility which is classified as a capital lease and the related asset is being amortized over its estimated useful life of 15 years. As of July 7, 1996, the cost of the asset and accumulated amortization was $4.4 million and $0.69 million, respectively, and is included in Buildings.

      Depreciation and amortization expense was approximately $23.7 million in fiscal 1996, $22.5 million in fiscal 1995, and $21.2 million in fiscal 1994.


   5.      FINANCIAL INSTRUMENTS AND OFF BALANCE SHEET RISK


   Foreign currency instruments | The Company enters into foreign currency exchange contracts, primarily foreign currency forward contracts, to reduce exposure to currency exchange risk. The effect of this practice is to minimize the impact of foreign exchange rate movements on the Company's operating results as gains and losses on these contracts offset losses and gains on the assets, liabilities and transactions being hedged. The Company does not engage in foreign currency speculation. The counterparties to foreign currency exchange contracts are major domestic and international financial institutions. To decrease the risk of non-performance which may result in currency losses, the Company diversifies its selection of counterparties. At July 7, 1996, the Company had foreign currency forward exchange contracts with a notional amount of $65.1 million ($35.4 million at July 2, 1995), and a fair market value of approximately $65.2 million ($35.9 million at July 2, 1995), all of which were denominated in European currencies.

   The fair market value was determined using foreign currency exchange rates in effect at the end of each fiscal period. The Company records both the amortized premium and any unrealized gain or loss on outstanding foreign currency forward exchange contracts as non-operating income or expense. For both fiscal 1996 and fiscal 1995, all outstanding foreign currency exchange contracts were due to mature within six months of fiscal year end.

   Concentration of credit risk | The Company provides credit in the form of trade accounts receivable to hospitals, private and governmental institutions and health care agencies, medical equipment distributors and rental companies, and doctors' offices. The Company does not generally require collateral to support customer receivables. The Company performs ongoing credit evaluations of its customers and maintains allowances which management believes are adequate for potential credit losses. At July 7, 1996, the Company was carrying allowances for doubtful accounts totaling $2.4 million ($2.8 million at July 2, 1995).

   The credit risk associated with the Company's trade receivables is further limited due to dispersion of the receivables over a large number of customers in many geographic areas. Payment of certain accounts receivable is made by the national health care systems of several member countries of the European Economic Community. Although the Company does not currently anticipate credit problems associated with these receivables, payment may be impacted by the economic stability of these countries.

   The Company limits credit risk exposure to foreign exchange contracts by periodically reviewing the credit-worthiness of the counterparties to the transactions.


   6.      ACQUISITIONS


   Melville | On August 23, 1995, the Company acquired Melville Software Ltd. (Melville), a privately held Canadian company that manufactures and markets sleep diagnostic products used primarily in sleep labs for $4.9 million in cash. In the event that certain profitability levels are achieved in the three fiscal years following the acquisition, additional compensation totaling $1.0 million would be payable to the former principal stockholders of Melville who continue to manage the company. Such amounts will be expensed when, and if, earned. At July 7, 1996, no additional compensation amounts had been earned or accrued.

   The acquisition of Melville has been accounted for as a purchase and, accordingly, Melville's results are included in the Company's financial statements subsequent to the acquisition date. The excess of cost over the fair value of identifiable net assets acquired, primarily working capital, of $3.7 million is being amortized over 7 years.

   Pierre Medical | On May 3, 1995, the Company acquired Pierre Medical, a privately held French manufacturer of respiratory products used in the home, for $21.5 million in cash. In the event that certain performance milestones were achieved subsequent to the acquisition, additional compensation totaling 30 million French Francs ($5.8 million as of July 7, 1996) would be payable to the former principal stockholders of Pierre Medical who continue to manage the company. During fiscal 1996, $3.8 million of this additional compensation was accrued as a merger and related cost to reflect the effect that integration decisions associated with the Company's merger with Puritan-Bennett were expected to have upon the achievement of certain of the performance milestones. Any additional amounts will continue to be expensed when, and if, earned. Pierre Medical manufactures and markets noninvasive ventilators, sleep apnea therapy systems, oxygen concentrators and related respiratory products in Western Europe, primarily in France.

   The acquisition of Pierre Medical has been accounted for as a purchase and, accordingly, Pierre Medical's results are included in the Company's financial statements subsequent to the acquisition date. The fair value of identifiable net assets acquired consisted of approximately $4.0 million of working capital. The excess of cost over the fair value of identifiable net assets acquired of $18.1 million, including acquisition-related costs, was subsequently written down by $2.4 million during fiscal 1996 to reflect the effect that certain integration decisions associated with the Company's merger with Puritan-Bennett were expected to have upon Pierre Medical's estimated future cash flows. The remainder of the excess purchase price, $15.7 million, is being amortized over 15 years.

   In connection with the acquisition, supplemental cash flow information is as follows:

---------------------------------------------------------------------------------------------------------------------------
   (DOLLARS IN THOUSANDS)
   Fair value of identifiable net assets acquired,
   except for cash and cash equivalents             $26,999
   Liabilities assumed                               (5,584)
---------------------------------------------------------------------------------------------------------------------------
   Cash paid to acquire Pierre Medical, net
   of cash and cash equivalents acquired            $21,415
---------------------------------------------------------------------------------------------------------------------------

   Hoyer Medizintechnik | During fiscal 1994, the Company acquired a German distributor, Hoyer Medizintechnik (Hoyer), for $10.6 million in cash, of which $8.6 million was paid in fiscal 1994 and $2.0 million was paid during fiscal 1995.

   SEFAM S.A. | The Company also acquired SEFAM S.A., a French supplier of diagnostic and therapeutic sleep products during fiscal 1994 for a total of $21.6 million, of which $12.9 million was paid in cash with the remainder paid through the issuance of 751,396 restricted shares of the Company's common stock.

   The acquisitions of SEFAM S.A. and Hoyer have been accounted for as purchases and, accordingly, their results are included in the Company's financial statements subsequent to their respective acquisition dates. The excess of cost over the fair value of identifiable net assets acquired, primarily working capital, of $22.5 million, including acquisition related costs, was subsequently written down by $15.9 million during fiscal 1996 to reflect the effect that certain integration decisions associated with the Company's merger with Puritan-Bennett were expected to have upon both entities' future estimated cash flows. The remainder of the excess purchase price, $4.9 million, is being amortized over 15 years.

   In connection with these acquisitions, supplemental cash flow information is as follows:

   (dollars in thousands)
---------------------------------------------------------------------------------------------------------------------------
   Fair value of identifiable net assets acquired,
   except for cash and cash equivalents             $34,481
   Liabilities assumed                               (6,464)
   Stock issued                                      (8,645)
   Other                                             (1,755)
---------------------------------------------------------------------------------------------------------------------------
   Cash paid to acquire SEFAM S.A. and Hoyer,
   net of cash and cash equivalents acquired        $17,617
---------------------------------------------------------------------------------------------------------------------------

      If these acquisitions had occurred as of the beginning of the respective fiscal years they were acquired, the revenues or results of operations of these acquired businesses would have been immaterial to the results of operations of the Company for fiscal 1996, 1995 and 1994.

   Costs associated with an unsolicited offer | During fiscal 1995, $5.0 million of costs were incurred in connection with an unsolicited offer to acquire Puritan-Bennett. These costs included investment banking fees, public relations expenses and legal fees, of which $0.9 million was paid during fiscal 1995 and the remaining $4.1 million was paid during fiscal 1996.

   7.      MERGERS WITH PURITAN-BENNETT AND INFRASONICS

   Puritan-Bennett | On August 24, 1995, the merger of Nellcor and Puritan-Bennett was approved by stockholders of both companies. On August 25, the merger was consummated, and Nellcor was renamed Nellcor Puritan Bennett Incorporated. Under the terms of the merger agreement, Puritan-Bennett shareholders received .88 of a share of the Company's common stock for each Puritan-Bennett share, resulting in the Company issuing approximately 23.2 million shares, valued at approximately $600 million based upon the closing price of the Company's common stock on August 25, 1995. Additionally, outstanding options to acquire Puritan-Bennett common stock were replaced with options to acquire approximately 1,047,000 shares of the Company's common stock.

   Puritan-Bennett develops, manufactures, and markets ventilators, oxygen delivery systems, home sleep diagnostic and therapeutic equipment, and certain complementary products such as medical gases, gas-related equipment, and spirometers. Puritan-Bennett reported revenue of $336.0 million and net income of $8.4 million for its fiscal 1995 ended January 31, 1995.

   Infrasonics | On June 27, 1996, the Company acquired Infrasonics in a stock-for-stock merger. The issuance of the Company's common stock in accordance with the Agreement and Plan of Merger was approved by stockholders at special stockholders meetings held by both companies on June 27, 1996. Under the terms of the Agreement and Plan of Merger, shareholders of Infrasonics received .12 of a share of the Company's common stock for each Infrasonics share, resulting in the Company issuing approximately 2.6 million shares, valued at $62 million based upon the closing price of the Company's common stock on June 27, 1996. Additionally, outstanding options to acquire

   Infrasonics common stock were assumed by the Company and converted into options to acquire approximately 130,000 shares of the Company's common stock. Infrasonics is a respiratory equipment manufacturer of neonatal, pediatric and adult ventilators and accessories.

   Separate results for each of Nellcor's, Puritan-Bennett's, and Infrasonics' fiscal 1995, and combined results for the twelve months ended July 2, 1995, including the adjustment described in Note 1, were as follows:

---------------------------------------------------------------------------------------------------------------------------
                                           NELLCOR PURITAN-BENNETT INFRASONICS                                   COMBINED
   Twelve months ended (in thousands):  July 2, 1995    January 31, 1995   June 30, 1995      Adjustment       July 2, 1995
---------------------------------------------------------------------------------------------------------------------------
   Revenue                                $264,040          $336,026          $23,000           $   --           $623,066
---------------------------------------------------------------------------------------------------------------------------
   Net income (loss)                      $ 37,165          $  8,398          $(1,351)          $3,900           $ 48,112
---------------------------------------------------------------------------------------------------------------------------

   Merger and related costs | Associated with the Company's mergers with Puritan-Bennett and Infrasonics, one-time merger and related costs totaling $108.9 million were recorded during fiscal 1996.

   In connection with the merger with Puritan-Bennett, the Company recorded merger and related costs during the first quarter of fiscal 1996 of $92.6 million. Included in this charge were provisions for merger transaction costs ($13.7 million), certain intangible asset write-downs ($19.6 million), costs to combine and integrate operations ($53.8 million), and other merger-related costs ($5.5 million). In connection with the acquisition of Infrasonics, the Company recorded merger and related costs during the fourth quarter of fiscal 1996 of $16.3 million. Included in this charge were provisions for merger transaction costs ($2.5 million), costs to combine and integrate operations ($11.8 million), and certain intangible asset write-downs ($2.0 million). The merger transaction costs include expenses for investment banker and professional fees, and other costs associated with completing the transactions. The write-down of certain intangible assets, primarily goodwill associated with prior acquisitions made by both companies, results from the effect that certain integration decisions are expected to have upon the future realization of these assets.

   The costs to combine and integrate operations included provisions for the following types of costs:

                            Puritan-
   (dollars in millions)     Bennett    Infrasonics    Total
---------------------------------------------------------------------------------------------------------------------------
   Employee severance and
   benefits termination        $26.7       $ 4.1       $30.8
   Product line integration
   and facilities closing       18.0         2.9        20.9
   Other                         9.1         4.8        13.9
---------------------------------------------------------------------------------------------------------------------------
   Total                       $53.8       $11.8       $65.6
---------------------------------------------------------------------------------------------------------------------------

   Employee severance and benefits termination costs include amounts associated with the elimination of approximately 300 positions from the Company's total workforce. The positions to be eliminated are primarily associated with corporate administrative groups, field sales and customer service organizations, and the consolidation of manufacturing sites. As of July 7, 1996, approximately 165 positions contemplated by this workforce consolidation, primarily in the Company's field sales and corporate administrative groups, had been eliminated. The Company expects the remainder of these positions to be eliminated during fiscal 1997.

   Of the $108.9 million in merger and related costs which were accrued, approximately $76.4 million had been utilized as of July 7, 1996, primarily associated with the write-down (non-cash charge) of certain intangible assets to their net realizable value ($21.8 million), the payment of merger transaction costs ($14.3 million), initial costs incurred to combine and integrate operations ($37.2 million, of which $8.5 million was associated with employee severance) and other merger-related costs ($3.1 million). The remaining merger and related costs accrued at July 7, 1996 of $32.5 million, approximately $31 million of which is expected to result in a cash outlay, should be substantially utilized by the end of fiscal year 1997.

   8.      INTANGIBLE AND OTHER ASSETS

   Intangible and other assets consist of:

                                       July 7,     July 2,
   (dollars in thousands)               1996        1995
---------------------------------------------------------------------------------------------------------------------------
   Other intangibles from
   acquisitions, and purchased
   technologies and rights              10,144      13,502
   Other assets                         16,073      27,423
---------------------------------------------------------------------------------------------------------------------------
   Total cost                           69,968      97,117
   Less accumulated amortization       (25,723)    (23,464)
---------------------------------------------------------------------------------------------------------------------------
   Intangible and other assets, net    $44,245     $73,653
---------------------------------------------------------------------------------------------------------------------------

   9.      NOTES PAYABLE AND CREDIT FACILITY

   The Company has a $50 million credit facility with a group of four banks which provides an option to convert outstanding borrowings under the facility to a term loan repayable over four years. The rate of interest payable under this facility is a floating rate, which is a function of the London Interbank Offered Rate. A facility fee equal to 0.25% of the total commitment is paid quarterly. The credit facility contains various covenants which require the Company to maintain specified financial ratios, limit liens, regulate asset dispositions, and subsidiary indebtedness, and restrict certain acquisitions and investments. During fiscal 1996, the Company borrowed $40 million against the credit facility. These funds were in turn used to pay down a portion of the long-term debt the Company had assumed in its merger with Puritan-Bennett. At July 7, 1996, the Company was in compliance with the credit facility covenants and all borrowings had been repaid.

   10.     LONG-TERM DEBT

   Long-term debt is summarized as follows:

---------------------------------------------------------------------------------------------------------------------------
                                               July 7,    July 2,
   (dollars in thousands)                       1996       1995
---------------------------------------------------------------------------------------------------------------------------
   Unsecured promissory notes payable:
   Various notes with interest rates, both
   fixed and variable, ranging from 5.13%
   to 9.85%, interest payable
   semi-annually and principal payable in
   annual installments with maturities
   from December 1997 through July 2000          --      $56,843
   Secured bank note payable:
   Interest rate 7.95%, principal payable
   in monthly installments through
   August 2003, collateralized by a
   building                                  $1,530        1,707
   Capital lease:
   Interest rate 7.0%, principal payable
   in monthly installments through
   February 2009                              4,645        4,782
   Other                                        461          687
---------------------------------------------------------------------------------------------------------------------------
                                              6,636       64,019
   Less current maturities                     (143)      (9,527)
---------------------------------------------------------------------------------------------------------------------------
   Total long-term debt                      $6,493      $54,492

           The estimated fair value of total long-term debt at July 7, 1996 was approximately $6.6 million.

           The future minimum lease payments required under the capital lease are included in the aggregate maturities of long-term debt listed below.

           As of July 7, 1996, the Company was in compliance with the provisions of its debt agreements. The aggregate maturities of long-term debt during each of the next five fiscal years are as follows: 1997 - $143,000; 1998 - $452,000; 1999 - $487,000; 2000 - $587,000; and 2001 - $631,000.

           Interest paid related to all Company debt in 1996, 1995 and 1994 totaled $2.7 million, $6.1 million and $4.7 million, respectively.

   11.     RESTRUCTURING CHARGES

   During fiscal 1995, Puritan-Bennett recorded a $2.7 million restructuring charge associated with a workforce reduction.

   During fiscal 1994, Puritan-Bennett restructured the hospital ventilator and portable ventilator portions of its business, consolidated its aviation facilities and substantially reduced a division's operations to improve profitability. In connection with the restructuring, during fiscal 1994 Puritan-Bennett recorded restructuring charges of $43.2 million. Included in these charges were provisions for personnel-related charges ($7.7 million), non-cash asset write-downs ($29.7 million), consolidation of manufacturing and marketing facilities ($1.3 million), and other restructuring-related costs ($4.5 million). During the third quarter of fiscal 1995, Puritan-Bennett completed the shut down of the division. During fiscal 1994, Nellcor recorded a restructuring charge of $.5 million associated with the consolidation of two of Nellcor's divisions. As of July 7, 1996, substantially all of these restructuring charges had been utilized.

   12.     EMPLOYEE BENEFITS

   Defined benefit plans | The Company's wholly-owned subsidiary, Puritan-Bennett, has non-contributory, defined benefit pension plans covering certain employees in the U.S., and substantially all employees in Canada, Ireland, and Germany. The Company contributes to each plan on an annual basis the amounts necessary to satisfy the funding requirements of the various jurisdictions in which the plans are established.

   The U.S. defined benefit pension plan was terminated as of October 24, 1995. The costs associated with terminating the plan were not material. As of June 11, 1996, all participants in the plan had either received a lump sum distribution or had an annuity purchased on their behalf.

   The Canadian defined benefit pension plan provides retirement benefits based upon the employee's average earnings and years of service. The Irish plan provides benefits equal to a certain percentage of the participant's final salary. Puritan-Bennett has an unfunded supplemental retirement plan covering certain key employees which provides supplemental retirement benefits based upon average earnings. Puritan-Bennett also has an unfunded retirement plan for its former outside directors.

   A summary of the components of net costs for the defined benefit plans follows:

                                                                     Pension                          Supplemental

   (dollars in thousands)                                  1996       1995       1994         1996        1995        1994
---------------------------------------------------------------------------------------------------------------------------
   Service cost - benefits earned during the year          $169      $2,189      $1,832       $105        $ 85        $ 25
   Interest cost                                            148       3,811       3,615        374         287         268
   Return on plan assets                                   (341)        466        (615)        --          --          --
   Net amortization and deferral                             98      (3,932)     (3,494)        72         105         104
---------------------------------------------------------------------------------------------------------------------------
   Net cost                                                $ 74      $2,534      $1,338       $551        $477        $397
---------------------------------------------------------------------------------------------------------------------------

   Assumptions used in determining the net cost for the defined benefit plans were:

                                                                     Pension                         Supplemental

                                                          1996        1995       1994        1996        1995       1994
---------------------------------------------------------------------------------------------------------------------------
   Weighted average discount rates                        8.00%       7.50%       8.75%      8.00%       8.50%       8.50%
   Rate of increase in compensation levels                4.50%       4.50%       6.00%      4.50%       4.50%       6.00%
   Expected long-term rate of return                      9.75%       9.00%      10.00%       N/A         N/A         N/A
---------------------------------------------------------------------------------------------------------------------------

   The following table sets forth the funded status and amounts recognized in the Company's consolidated balance sheets at July 7, 1996 and July 2, 1995, for the defined benefit plans:

                                                                              Pension                    Supplemental

   (dollars in thousands)                                                1996          1995           1996           1995
---------------------------------------------------------------------------------------------------------------------------
   Vested benefit obligation                                            $1,540       $39,858         $5,117         $3,233
---------------------------------------------------------------------------------------------------------------------------
   Accumulated benefit obligation                                        1,540        40,897          5,117          3,233
---------------------------------------------------------------------------------------------------------------------------
   Projected benefit obligation                                          2,233        49,302             --          3,677
   Plan assets at fair value                                             3,048        35,280             --             --
---------------------------------------------------------------------------------------------------------------------------
   Projected plan assets in (excess of) or less than projected
   benefit obligation                                                     (815)       14,022          5,117          3,677
   Unrecognized net gain (loss)                                           (238)       (5,788)          (770)          (592)
   Unrecognized net (asset) liability                                      314         2,309             --           (144)

   Net (asset) liability recognized in the consolidated balance sheet   $ (739)      $10,543         $4,347         $2,941
---------------------------------------------------------------------------------------------------------------------------

   Assumptions used in determining the actuarial present value of the projected benefit obligation for the pension plans were:

                                                                U.S.                  Canada                 Ireland

                                                          1996(1)    1995        1996        1995       1996        1995
---------------------------------------------------------------------------------------------------------------------------
   Weighted average discount rate                          8.00%     8.50%       8.00%        8.50%     8.75%      8.75%
   Rate of increase in compensation levels                 4.50%     4.50%       4.50%        4.50%     6.00%      6.00%
   Expected long-term rate of return on assets              N/A      9.00%       9.50%        9.50%    10.00%     10.00%
---------------------------------------------------------------------------------------------------------------------------

   (1) Supplemental plan only

      Both the Canadian and Irish plan assets are invested in pooled mutual funds. For the unfunded supplemental retirement benefits plan, the Company has purchased company-owned life insurance policies intended to ultimately fund the cost of the plan.

      As part of the merger of Nellcor and Puritan-Bennett, future benefit accruals under the supplemental portion of the U.S. defined benefit pension plan were eliminated. As this decision reduced expected years of future service, the event resulted in a curtailment charge of $560,000 which was recorded as a component of merger and related costs.

   Postretirement benefits other than pensions | The Company provides postretirement health care benefits to certain eligible retirees of its subsidiary, Puritan-Bennett. The cost of the postretirement medical plan is shared by the Company and eligible retirees through such features as annually adjusted contributions, deductibles and coinsurance. The retiree's contribution is a factor of age and service at the time of retirement. The postretirement health care benefits are funded by the Company as claims are paid. The Company accounts for these benefits in accordance with SFAS No. 106, "Employers Accounting for Postretirement Benefits other than Pensions." In the valuation of the liability, an 8.5% discount assumption was used. Medical costs were trended at 7%, trailing down to 6%. The components of the Company's postretirement benefits obligation are as follows:

   (dollars in thousands)                1996        1995
---------------------------------------------------------------------------------------------------------------------------
   Accumulated benefit obligation       $1,003      $1,754
   Less unrecognized amounts:
   Unrecognized net liability                        1,659
   Net (gain)                             (509)       (411)
---------------------------------------------------------------------------------------------------------------------------
   Net liability                        $1,512      $  506

   The following summarizes the components of the annual net cost of the postretirement benefits:

   (dollars in thousands)                1996        1995
-------------------------------------------------------------------------------
   Service cost                           $ 31        $ 39
   Interest cost                           125         131
   Net amortization and deferral            64          85
-------------------------------------------------------------------------------
   Total                                  $220        $255
-------------------------------------------------------------------------------


      As a result of the merger of Nellcor and Puritan-Bennett, it was determined that employees retiring from Puritan-Bennett on or after January 1, 1997 would no longer be eligible for postretirement medical coverage. This decision resulted in a curtailment charge of $971,000, which was recorded as a component of merger and related costs.

   Voluntary Investment Plus (VIP) plan | The Company has a Voluntary Investment Plus (VIP) 401(k) Plan under which substantially all U.S. employees may elect to contribute up to 15% of their earnings. The Company matches each employee's contributions, up to a maximum of $1,000 each calendar year.

      Prior to the merger with Nellcor, Puritan-Bennett had a 401(k) plan under which substantially all U.S. employees were eligible to participate. The Puritan-Bennett Board of Directors amended Puritan-Bennett's 401(k) plan at the merger date to provide a matching consistent with the Company's plan. The plan assets were subsequently merged into the Company's VIP plan.

      Infrasonics has a 401(k) plan under which substantially all U.S. employees may elect to contribute up to 15% of their earnings. Infrasonics contributes an additional 25% for up to 6% of each individual's contribution. This plan will continue to exist until January 1997, when it will be merged into the Company's VIP plan. The amount charged to expense under all plans was $2.3 million, $1.8 million, and $1.8 million in fiscal 1996, 1995 and 1994, respectively.

   13.     INCOME TAXES


   The provision for income taxes consists of the following:




                                     Years Ended
-------------------------------------------------------------------------------

                           July 7,     July 2,     July 3,
  ( in thousands)           1996        1995        1994
-------------------------------------------------------------------------------
   Federal:
   Current                 $22,474     $18,978     $12,723
   Deferred                (17,156)     (2,860)    (12,336)

-------------------------------------------------------------------------------
                             5,318      16,118         387

-------------------------------------------------------------------------------
   State:
   Current                   2,338       3,355       3,246
   Deferred                 (1,562)       (456)     (3,138)

-------------------------------------------------------------------------------
                               776       2,899         108

   Foreign:
   Current                   4,793       3,393       2,631
   Deferred                   (201)       (815)     (2,580)

-------------------------------------------------------------------------------
                             4,592       2,578          51

-------------------------------------------------------------------------------
                           $10,686     $21,595       $ 546

-------------------------------------------------------------------------------


      Pretax income from foreign operations used to determine related tax liabilities amounted to $4,151,000; $14,541,000; and $1,372,000 for fiscal 1996, 1995, and 1994, respectively. The Company has manufacturing operations in Ireland which qualify for a reduced tax rate of 10 percent. The reduced rate available on manufacturing profits earned in Ireland will expire in fiscal year 2011.

   The most significant components of the Company's deferred tax assets and liabilities at July 7, 1996 and July 2, 1995 are as follows:

-------------------------------------------------------------------------------------------------------
                                                        July 7, 1996                July 2, 1995
                                                        Deferred Tax                Deferred Tax

   (in thousands)                                   Assets       Liabilities     Assets       Liabilities
-------------------------------------------------------------------------------------------------------
   Inventory and product allowances                $20,442       $ 1,714        $11,773             --
   Property, plant and equipment                     2,934         8,070             --        $ 5,657
   Intangible assets                                 3,469            --            832            759
   Employee benefits                                 7,292            --         10,144             --
   Deferred revenue                                  3,112            --          3,785             --
   State income tax accrual                          1,188            --          1,392             --
   Provision for accounts receivable                   983            --            642             --
   Tax/book year end difference                         --         2,716             --          1,504
   Losses carried forward                            5,254            --          7,447             --
   Merger and related costs                         12,394            --             --             --
   Credits carried forward                           2,842            --          2,666             --
   Other                                             1,218           381          8,065          2,376

-------------------------------------------------------------------------------------------------------
   Total                                            61,128        12,881         46,746         10,296
   Less: valuation allowance                        (3,488)           --        (13,697)            --

-------------------------------------------------------------------------------------------------------
   Deferred income taxes                           $57,640       $12,881       $ 33,049        $10,296
-------------------------------------------------------------------------------------------------------


      As of July 7, 1996, the Company had net operating loss carryforwards resulting from the acquisition of Puritan-Bennett, which expire beginning in fiscal year 2006 and ending in fiscal year 2010.

      The valuation allowance decreased by $10.2 million during fiscal 1996, reflecting the portion of Puritan-Bennett's operating loss carryforwards which were realized ($2.1 million), or are expected to be realized ($7.2 million) in the future based upon the current and projected profitability of Puritan-Bennett, and the realization of remaining EdenTec net operating loss carryforwards ($0.9 million). The decrease in the EdenTec valuation allowance was recorded as a reduction of the remaining net book value of the EdenTec goodwill.

      The Company paid income taxes of approximately $11.1 million, $21.6 million, and $13.9 million in fiscal 1996, 1995, and 1994, respectively.

      The difference between the Company's actual effective income tax rate and the United States federal statutory income tax rate is reconciled as follows:



                                                                                           Years Ended

                                                                            July 7, 1996         July 2, 1995  July 3, 1994

   (dollars in thousands)                                                 $              %              %             %
---------------------------------------------------------------------------------------------------------------------------
   Federal statutory rate                                                $ 463          35.0%          35.0%         (35.0)%
   State income taxes, net of federal benefit                              504          38.1            2.2           (6.9)
   Research and experimental credits                                      (166)        (12.5)          (1.7)         (43.7)
   Tax legislation changes                                                              --             --            (13.7)
   Foreign statutory tax rate differences                               (3,818)       (287.9)          (6.8)         (26.5)
   Merger and related costs                                             23,363       1,761.8           --             --
   Increase (decrease) in valuation allowance                           (9,300)       (701.4)           1.7          120.7
   Net operating loss utilized                                          (1,351)       (101.9)          --             --
   Foreign earnings taxed in U.S.                                          399          30.1           --             --
   Other                                                                   592          44.6             .6           15.5

---------------------------------------------------------------------------------------------------------------------------
   Income tax provision                                                $10,686         805.9%            31%          10.4%

---------------------------------------------------------------------------------------------------------------------------


   14.     STOCKHOLDERS' EQUITY

   Common stock | On June 27, 1996, stockholders approved a two-for-one stock split of the Company's common stock. As of July 7, 1996, taking into account the two-for-one stock split, an aggregate of 12,167,110 shares of authorized but unissued Company common stock remained reserved for issuance under the Infrasonics 1995 Stock Option Plan (the "Infrasonics 1995 Plan"), the 1995 Merger Stock Incentive Plan (the "1995 Plan"), the 1994 Equity Incentive Plan, as amended (the "1994 Plan"), the Infrasonics 1991 Stock Option Plan (the "Infrasonics 1991 Plan"), the 1991 Equity Incentive Plan, as amended (the "1991 Plan"), the 1988 Stock Option Plan for Non-Employee Directors, as amended (the "1988 Plan"), the 1985 Equity Incentive Plan (the "1985

   Plan"), the Infrasonics 1983 Employee Stock Option Plan (the "Infrasonics 1983 Plan"), the 1986 Employee Stock Participation Plan as amended (the "1986 ESPP"), which terminated August 1996, and the 1995 Employee Stock Participation Plan (the "1995 ESPP").

   Stock option plans | The Company maintains six employee stock option plans: the Infrasonics 1995 Plan, the 1995 Plan, the 1994 Plan, the Infrasonics 1991 Plan, the 1991 Plan and the Infrasonics 1983 Plan. In August 1995, the Company obtained stockholder approval of the 1995 Plan, which authorized the issuance of up to 1,558,000 shares of Company common stock in the form of replacement stock options to holders of unexercised options to purchase Puritan-Bennett stock as of the effective date of the merger between Nellcor and Puritan-Bennett. Replacement options representing 1,046,996 shares of Company common stock were issued. No additional options will be granted from the 1995 Plan. As of the effective date of the merger between the Company and Infrasonics, the Company assumed the Infrasonics 1995 Plan, the Infrasonics 1991 Plan and the Infrasonics 1983 Plan (the "Infrasonics Plans") and authorized the issuance of Company common stock upon exercise of options outstanding under the Infrasonics Plans. As of the effective date of the merger, options to purchase approximately 130,000 shares of Company common stock were outstanding under the Infrasonics Plans. No additional options will be granted from the Infrasonics Plans.

      In October 1994, the Company obtained stockholder approval of the 1994 Plan, which authorized the issuance of up to 3,000,000 shares of common stock to executive officers, other key employees and consultants in the form of incentive and nonqualified stock options, stock bonuses and restricted stock. the 1994 Plan satisfies the performance-based compensation requirements of the Omnibus budget reconciliation act of 1993. In August 1995, the stockholders approved an amendment to the 1994 Plan to increase the number of shares authorized for issuance from 3,000,000 to 5,000,000.

      The Company obtained stockholder approval of the 1991 Plan in October 1991. Upon stockholder approval of the 1991 Plan, the Company's 1982 Incentive Stock Option Plan (The "1982 Plan") and the 1985 Plan were terminated; however, shares available for issuance under these plans at the time of termination, including shares underlying outstanding options that later expire or are canceled, totaling approximately 938,500 shares were pooled with the 1,500,000 additional shares reserved for issuance under the 1991 Plan. In October 1992, the Company obtained stockholder approval for an amendment to the 1991 Plan increasing the number of shares authorized for issuance under the 1991 Plan by an additional 3,000,000 shares.

      Restricted stock grants totaling 19,400 shares have been made under the 1991 Plan, of which 5,000 shares were subsequently canceled. These grants vest on an annual basis over a three-year period. stock bonus awards totaling 37,600 shares have been made under the 1991 and 1994 Plans.

      Options granted under the Infrasonics plans vest on an annual basis over a four-year period. non-employee directors of Infrasonics were granted options that vest 100% at the date of grant. Options granted under the 1995 Plan generally vest on an annual basis over a period of two years. Options granted under the 1994 and 1991 Plans generally vest on a quarterly basis over a period of four years from the date of grant. A one-year waiting period is required before vesting in the case of initial grants under the 1994 and 1991 Plans. The 1995, 1994, 1991, and Infrasonics Plans authorize the grant of incentive stock options at exercise prices equal to the fair market value of the company's common stock on the date of grant and permit the grant of nonqualified stock options at exercise prices not less than 85 percent of fair market value on the date of grant. To date, only Incentive Stock Options and Nonqualified Stock Options with exercise prices equal to the fair market value of the underlying common stock on the date of grant have been granted under these plans.

      As of July 7, 1996, options representing 2,652,711 shares, including options issued under the Infrasonics plans, the 1995, 1994 and 1991 Plans and the terminated 1982 and 1985 plans, were outstanding and exercisable, and the company, as of such date, had 5,084,973 shares available for issuance under the 1994 and 1991 Plans.

      Certain options issued under the 1994 and 1991 Plans permit exercise prior to vesting.As to these options, if the optionee's relationship with the company is terminated prior to the complete vesting of the options, the company has the right to repurchase unvested shares at the exercise price plus interest. as of July 7, 1996, no shares were subject to repurchase by the company under these options.

      The following is a summary of option activity under the 1995, 1994, 1991 and Infrasonics Plans:


---------------------------------------------------------------------------------------------------------------------------
                                            OPTIONS                            AGGREGATE          RANGE OF EXERCISE PRICES
                                           Available          Options       Exercise Price               (per share)
                                           For Grant        Outstanding     (in thousands)         High              Low
---------------------------------------------------------------------------------------------------------------------------
   Balance at July 4, 1993                3,613,714         4,556,382           $49,066               34.42            3.94
   Granted                               (1,404,250)        1,404,250            16,561               14.25           10.00
   Exercised                                     --          (943,376)           (6,517)              18.25            4.63
   Canceled                                 602,100          (642,276)           (7,822)              16.00            5.00

---------------------------------------------------------------------------------------------------------------------------
   Balance at July 3, 1994                2,811,564         4,374,980            51,288               34.42            4.63
   Increase in options available
     for grant                            3,000,000               --
   Granted                               (1,788,840)        1,788,840            27,159               23.13           13.50
   Exercised                                     --        (1,323,328)          (14,022)              17.07            5.00
   Canceled                                 407,198          (470,558)           (5,943)              17.07            5.32

---------------------------------------------------------------------------------------------------------------------------
   Balance at July 2, 1995                4,429,922         4,369,934            58,482               34.42            5.00
   Increase in options available
     for grant                            3,558,000
   Granted                               (2,636,402)        2,636,402            55,184               32.50            5.61
   Exercised                                     --        (1,255,745)          (16,021)              27.88            5.00
   Canceled                                 248,241          (277,089)           (4,802)              32.50            9.38
   Unissuable                              (514,788)

---------------------------------------------------------------------------------------------------------------------------
   Balance at July 7, 1996                5,084,973         5,473,502            92,843               34.42            5.00

---------------------------------------------------------------------------------------------------------------------------


      1988 Plan. In October 1988, the Company obtained stockholder approval of the 1988 Plan which authorized the non-discretionary grant of options to non-employee Directors. Under the 1988 Plan, non-employee Directors automatically receive stock option grants upon joining the Board of Directors and annually thereafter. Until amended in May 1994, the 1988 Plan provided for an initial grant of an option to purchase 40,000 shares of common stock upon a Director joining the Board and an annual grant of an option to purchase 20,000 shares of stock. On May 14, 1994, the Board of Directors amended the 1988 Plan to reduce the number of shares issuable to non-employee Directors in the form of options to an initial grant of 20,000 shares and annual grant of 10,000 shares. Options issued to non-employee Directors under the 1988 Plan are nonqualified stock options having a five-year term and an exercise price equal to the fair market value of the Company's common stock on the date of grant and vesting over a four year period in the case of initial options grants and over the succeeding fiscal year in the case of annual grants.

      In October 1994, the Company obtained stockholder approval to amend the 1988 Plan to increase the number of shares authorized for issuance by 150,000 shares and the term of options to be issued under the plan from five to ten years.

      As of July 7, 1996, options representing 250,000 shares were outstanding and exercisable under the 1988 Plan, and the Company, as of such date, had 170,000 shares available for issuance under the 1988 Plan.

      The following is a summary of option activity under the 1988 Plan:


---------------------------------------------------------------------------------------------------------------------------
                                                                                     Aggregate    Range of Exercise Prices
                                                       Available       Options    Exercise Price         (per share)
                                                       For Grant     Outstanding    (thousands)       High            Low
---------------------------------------------------------------------------------------------------------------------------
   Balance at July 4, 1993                              260,000        295,000        $2,991             12.81           4.69
   Granted                                             (100,000)       100,000         1,175             11.75          11.75
   Exercised                                                 --        (10,000)          (47)            13.75           4.69

---------------------------------------------------------------------------------------------------------------------------
   Balance at July 3, 1994                              160,000        385,000         4,119             12.81           6.81
   Increase in options available for grant              150,000
   Granted                                              (50,000)        50,000           662             13.25          13.25
   Exercised                                                 --       (110,000)       (1,055)            10.38           7.12

---------------------------------------------------------------------------------------------------------------------------
   Balance at July 2, 1995                              260,000        325,000         3,726             13.25           6.81
   Granted                                              (90,000)        90,000         2,175             26.81          22.34
   Exercised                                                 --       (125,000)       (1,451)            28.50          24.38

---------------------------------------------------------------------------------------------------------------------------
   Balance at July 7, 1996                              170,000        290,000        $4,450             26.81           6.81

---------------------------------------------------------------------------------------------------------------------------


   Stock purchase plans | Under the 1986 ESPP and the 1995 ESPP, qualified employees, not including members of the Board of Directors and executive officers, may purchase semi-annually, up to a specified maximum amount, shares of the Company's common stock through payroll deductions at a price equal to 85% of the fair market value of the stock at the beginning or end of the six month plan period, whichever is less. In August 1996, the 1986 ESPP expired with 148,635 shares remaining authorized and unissued. In October 1995, the Company obtained stockholder approval of the 1995 ESPP, which authorized the issuance of up to 1,000,000 shares of common stock. As of July 7, 1996, 1,651,365 shares of common stock had been purchased under the 1986 ESPP since inception and 1,000,000 shares remained available for purchase by employees under the 1995 ESPP.


   Stock repurchase programs | During the fourth quarter of fiscal 1993, the Board of Directors approved a Limited Stock Repurchase Program (the "Limited Program") which commenced early in fiscal 1994. The objective of the Limited Program is to utilize a portion of available cash balances to repurchase on the open market shares of the Company's common stock to mitigate the dilutive effects of the issuance of shares under the Company's stock option and participant plans. Repurchases made under the Limited Program totaled $24.3 million (928,020 shares) and $20.9 million (1,251,000 shares) during the fiscal years ended July 7, 1996, and July 2, 1995, respectively.

   Stock rights -- Series A Junior Participating Preferred Stock | During fiscal 1991, the Board of Directors of the Company declared a dividend of one preferred share purchase right for each outstanding share of common stock. Each right entitles the holder to purchase from the Company one two-hundredth of a share of Series A Junior Participating Preferred Stock, par value $.001 per share, initially at a price of $160 per one two-hundredth of a preferred share. Each one two-hundredth of a preferred share is substantially the economic equivalent of one share of common stock.

      In the event that a third party acquires 15 percent or more of the Company's Common Stock or announces an offer which would result in such party's owning 15 percent or more of the Company's Common Stock, the rights will become exercisable. on March 8, 1996, the Board of Directors of the Company approved amendments which extend the expiration date of the rights to March 8, 2006, and allow for their redemption, subject to certain conditions, at a price of $.01 per right.

   Supplemental cash flow information | Puritan-Bennett had a restricted stock award program which was terminated following the merger with Nellcor. Non-cash amounts, net of cancellations, included in additional paid in capital for this program were $1.2 million and $.4 million for fiscal 1995 and 1994, respectively. No shares of stock were granted to employees under this program in fiscal 1996.

   15.     COMMITMENTS

   The Company leases its facilities under agreements that expire at various dates through June 2011. Rental expense was approximately $11.8 million, $11.7 million and $11.7 million in fiscal years 1996, 1995 and 1994, respectively.

      Aggregate minimum annual rental commitments under long-term operating leases are as follows:

   (in thousands)

   Fiscal Years
-------------------------------------------------------------------------------
   1997                                            $ 7,798
   1998                                              7,653
   1999                                              6,130
   2000                                              5,134
   2001                                              4,506
   After 2001                                       16,943

-------------------------------------------------------------------------------
   Total rental commitments                        $48,164

-------------------------------------------------------------------------------

   16.     GEOGRAPHIC INFORMATION AND EXPORT SALES


   The Company operates within a single industry segment in which it develops, manufactures, and markets monitoring systems and diagnostic and therapeutic products for management of the respiratory-impaired patient across the continuum of care. The Company's products are sold worldwide through a direct sales force, assisted by clinical education consultants and supplemented by distributors in selected countries.

      Geographic information with respect to the Company's operations is as follows:

                                                              Transfers
                                            Sales to           Between                          Operating
                                          Unaffiliated       Geographic                          Income        Identifiable
  (in thousands)                            Customers           Areas           Total            (Loss)           Assets
---------------------------------------------------------------------------------------------------------------------------
   1996:
   United States domestic                  $481,154               $--          $481,154          $11,778          $407,271
   United States export                      92,734            28,071           120,805               --                --
   Europe                                   132,243           131,178           263,421           13,854           151,594
   Corporate and other                           --                --                --               --            55,893
   Eliminations                                  --          (159,249)         (159,249)         (25,679)          (26,920)

---------------------------------------------------------------------------------------------------------------------------
Consolidated                                706,131                --           706,131              (47)          587,838

---------------------------------------------------------------------------------------------------------------------------
   1995:
   United States domestic                   439,177                --           439,177           56,338           335,135
   United States export                      79,142            23,966           103,108               --                --
   Europe                                   104,747            43,063           147,810           17,391           146,860
   Corporate and other                           --                --                --               --           160,210
   Eliminations                                  --           (67,029)          (67,029)            (325)          (39,815)

---------------------------------------------------------------------------------------------------------------------------
   Consolidated                             623,066                --           623,066           73,404           602,390

---------------------------------------------------------------------------------------------------------------------------
   1994:
   United States domestic                   425,782                --           425,782            6,524           338,769
   United States export                      69,031            17,628            86,659               --                --
   Europe                                    69,319            25,472            94,791            1,104           103,738
   Corporate and other                           --                --                --               --           123,315
   Eliminations                                  --           (43,100)          (43,100)             813           (38,253)

---------------------------------------------------------------------------------------------------------------------------
   Consolidated                            $564,132               $--          $564,132          $ 8,441          $527,569

---------------------------------------------------------------------------------------------------------------------------


      Transfers between geographic areas are generally recorded at amounts above cost and in accordance with the rules and regulations of the governing tax authorities. Operating income (loss) is total revenue less cost of sales and operating expenses and does not include interest expense, interest income and other income (expense), net, litigation settlements, costs associated with unsolicited takeover offer and income taxes. Identifiable assets of geographic areas are those assets used in the Company's operations in each area. Identifiable corporate assets consist primarily of cash and cash equivalents, marketable securities and other assets.


   17.     LITIGATION


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

      On May 15, 1996, the Company brought an action in Kansas Federal District Court, requesting a temporary restraining order, preliminary injunction and damages against Healthdyne Technologies and two former Company employees based on misappropriation of trade secrets, utilization of trade secrets and various other causes of action. The Company was granted a permanent injunction against Healthdyne enjoining it from utilizing the Company's trade secrets and limiting the scope of work of one of the former employees. The second employee was terminated by Healthdyne, and the Company was granted a permanent injunction against that employee relating to use of trade secrets and limiting the scope of the former employee's future work. The Court has ongoing jurisdiction to enforce the injunctions and related matters.

      On May 3, 1996, the Company and several of its officers and members of its Board of Directors received notice that they had been named as defendants in a class action lawsuit seeking unspecified damages based upon alleged violations of California state securities and other laws. The complaint alleges misrepresentations during the period from September 29, 1995 through April 16, 1996 with respect to the Company's business, particularly about the merger with Puritan-Bennett and the integration of Nellcor and Puritan-Bennett. The Company believes that the action, filed in the Superior Court of the State of California, County of Alameda, is without merit and intends to vigorously defend against the action.

      On July 11, 1995, the U.S. Federal District Court in Delaware issued a decision in favor of the Company, ruling that four key oximeter and sensor technology patents are valid and would be infringed by Ohmeda, Inc., a subsidiary of BOC Health Care, Inc., if Ohmeda sold either its adult or neonatal OxyTip sensors for use with non-Ohmeda monitors. BOC Health Care filed an appeal with the Court of Appeals Federal Circuit relating to one of these key patents and the Company is awaiting the outcome of that appeal. BOC Health Care had filed a suit against the Company in December 1992, seeking a declaratory judgment that the Company's patents were invalid and would not be infringed.

      In a related matter, in the third quarter of fiscal 1994, the Company agreed to settle trade secrets and patent litigation with BOC Health Care, Inc., and its Ohmeda, Inc. subsidiary, and Square One Technology. Under the terms of the agreement, the patent in issue was assigned to the Company. The Company also received a $2.0 million pretax payment and receives ongoing royalties. The $2.0 million payment was recorded as non-operating income.

      In the fourth quarter of fiscal 1994, the Company agreed to settle its patent litigation with Camino Laboratories, Inc., ("Camino") of San Diego, CA. Under the terms of the settlement, Camino agreed not to sue the Company or its current or future customers relating to the use or sale of the Company's sensors and monitors intended for use with such sensors. A cash payment of $15.0 million was made by the Company to Camino and was recorded as a non-operating expense. This settlement neither recognizes the validity nor acknowledges infringement of the Camino patent at issue.




NELLCOR PURITAN BENNETT INCORPORATED

Management's Discussion and Analysis of
Financial Condition and Results of Operations



   RESULTS OF OPERATIONS

   The following sets forth, for the indicated periods, the relationship that certain items bear to net revenue:


                                                 Years Ended

                                        July 7,  July 2,  July 3,
                                          1996    1995     1994
-------------------------------------------------------------------------------
   Net revenue                            100%     100%     100%
   Gross margin                            51%      50%      50%
   Operating expenses:
   Research and development                 8%       8%       9%
   Selling, general and administrative     28%      30%      31%
   Restructuring charges                   --       --        8%
   Merger and related costs                15%      --       --
   Total operating expenses                51%      38%      48%
   Income (loss) from operations           --       12%       1%
   Litigation settlements, net             --       --       (2%)
   Costs associated with unsolicited
   takeover offer                          --       (1%)     --
   Income (loss) before income taxes       --       11%      (1%)
   Net income (loss)                       (1%)      8%      (2%)

-------------------------------------------------------------------------------


   Revenue

   1996 vs 1995.

   The Company's net revenue for fiscal 1996 increased 13 percent to $706.1 million from $623.1 million in fiscal 1995. Both the hospital and home care product lines experienced revenue growth over fiscal 1995 of 12 percent and 16 percent, respectively. Revenue from sales in the United States increased 10 percent in fiscal 1996 while international revenue grew by 22 percent.

      Hospital product line revenue, which includes the oximetry, ventilator and clinical information systems product lines, increased to $440.5 million in fiscal 1996 from $394.9 million in fiscal 1995. The increase in hospital product sales is due primarily to higher sales of oximetry and ventilator products.

      Oximetry product revenue increased due to higher oximetry sensor and instrument sales. Oximetry sensor revenue increased due to continued growth in the installed base of the Company's monitors and the products of the Company's licensees and OEM customers that use the Company's sensors. Oximetry instrument revenue increased due primarily to higher sales of the N-3000 pulse oximeter. Average selling prices for oximetry sensors decreased slightly whereas average selling prices for oximetry instruments were moderately lower in comparison to the prior year.

      Sales of ventilator products increased due primarily to higher sales of critical care ventilators and Infrasonics' neonatal, pediatric and adult ventilators and accessories. Higher sales volume for the Company's adult ventilators was partially offset by moderately lower average selling prices.

      Sales from the home care product lines, which include the Oxygen Therapy, Gas Products and Spirometry Group, the Global Sleep Solutions Group and the Aero Systems Group, increased to $265.6 million in fiscal 1996 from $228.2 million in fiscal 1995, due to higher sales volume across all product lines. The revenue growth was also due to the first full year of sales from the Company's Pierre Medical subsidiary and the inclusion of revenue from Melville after its acquisition in the first quarter of fiscal 1996. Revenue from these two acquisitions accounted for approximately one-half of the fiscal 1996 home care product line revenue growth. Overall home care product line revenue growth rates during fiscal 1996 were impacted by changes to the Company's home care product distribution structure. These changes included the termination of the Company's independent home care sales network at the end of the second quarter, and the transition to a newly integrated direct home care sales force during the third quarter of fiscal 1996. Because of these changes to the Company's home care distribution channels, this period of transition may continue to affect home care product line revenue growth rates in the near term.

      International revenue increased 22 percent to $225.0 million from $183.9 million in fiscal 1995. Much of the international revenue growth occurred in Europe, principally due to higher oximetry and ventilator product unit sales and to the first full year of revenue from the Company's Pierre Medical subsidiary, which was acquired in the fourth quarter of fiscal 1995. The favorable effect of foreign currency exchange rates accounted for 2 percentage points of the international revenue growth.

   1995 vs 1994.

   The Company's net revenue for fiscal 1995 increased 10 percent to $623.1 million from $564.1 million in fiscal 1994. The increase in net revenue principally resulted from higher unit sales across the Company's hospital and home care product lines. Sales of the Company's products into international markets were also particularly strong.

      Hospital product sales increased 9 percent to $394.9 million in fiscal 1995 from $363.5 million in fiscal 1994.

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

      Revenue related to the critical care ventilator product line, and the small Holter monitoring and international portable ventilator product lines decreased 1 percent from fiscal 1994. The decrease is primarily the result of the Company's decision to withdraw from the United States portable ventilator market.

      Home care product sales increased 14 percent to $228.2 million in fiscal 1995 from $200.6 million in fiscal 1994. Home care product line revenue increased due primarily to higher unit sales of sleep and respiratory support systems products.

      Sleep and respiratory support systems products include the Assurance 2000 and 3000 heart and respiration monitors, the EdenTrace II and II Plus multichannel recording systems and related products, the GoodKnight 314 and 318 nasal CPAP (continuous positive airway pressure) systems used to treat sleep apnea, and the KnightStar 320 bilevel device and 335 respiratory support system for patients with apnea or respiratory insufficiency. The therapeutic products also include a variety of masks and accessories such as the innovative ADAM nasal pillow interface. During the fourth quarter of fiscal 1995, the Company acquired Pierre Medical, a privately held French manufacturer of respiratory products used in the home. Pierre Medical markets the O'Nyx noninvasive ventilation system, the Omega(TM) oxygen concentrator and the Morphee(TM) and Morphee Plus(TM) sleep apnea therapy systems in Western Europe, primarily in France. Revenue from the above mentioned home health care products increased significantly during fiscal 1995 primarily due to higher sales of the EdenTrace II Plus and the Assurance 3000, as well as sales from Pierre Medical included in the Company's results subsequent to its May 3, 1995 acquisition. In addition, the Company had a full year of revenue from SEFAM S.A., a European supplier of diagnostic and therapeutic sleep disorder products, which was acquired in January 1994.

      International revenue increased 33 percent to $183.9 million in fiscal 1995 from $138.3 million in fiscal 1994. International revenue increased significantly across all markets principally due to higher unit sales of oximetry sensors, the N-3000 pulse oximeter, OEM oximetry modules, the acquisition of SEFAM S.A., and the favorable effect of foreign currency exchange rates.


   Gross margin | Gross margin improved to 51 percent of net revenue in fiscal 1996 from 50 percent in fiscal 1995 due primarily to improved manufacturing efficiencies, the favorable effect which foreign currency exchange rates had upon revenue, and savings associated with producing certain ventilator components internally.

      Gross margin at 50 percent of net revenue in fiscal 1995 was comparable to the prior year, as pricing pressures across a number of hospital and home care product lines were offset by improved sleep product margins and the favorable effect which foreign currency exchange rates had upon revenue.

   Research and development expenses | In fiscal 1996, research and development expenses as a percentage of net revenue remained constant from fiscal 1995 at 8 percent but increased in absolute dollars by $5.1 million due primarily to higher spending on ventilator product development and costs associated with perinatal product clinical studies.

      Research and development expenses decreased to 8 percent of net revenue during fiscal 1995 from 9 percent for fiscal 1994 and decreased in absolute dollars from fiscal 1994. The decrease was due to the elimination of the intra-arterial blood gas monitoring product line during fiscal 1994, partially offset by higher spending on the development of additional modules of the Nellcor Symphony monitoring system, and increased sleep product development costs.

   Selling, general and administrative expenses | Selling, general and administrative expenses in fiscal 1996 decreased to 28 percent of net revenue from 30 percent of net revenue in fiscal 1995. Selling, general and administrative expenses increased in absolute dollars due primarily to operating expenses associated with the Company's recently acquired Pierre Medical and Melville subsidiaries, and the unfavorable effect foreign currency exchange rates had upon international operating expenses.

      Selling, general and administrative expenses in fiscal 1995 decreased to 30 percent of net revenue from 31 percent of net revenue in fiscal 1994. Selling, general and administrative expenses increased in absolute dollars due primarily to the unfavorable effect foreign currency exchange rates had upon international operating expenses, the inclusion of operating expenses from Pierre Medical and SEFAM S.A. subsequent to their acquisition, and increased costs related to the Company's profit sharing and bonus plans, partially offset by lower patent litigation expenses.

   Net income | The Company reported a net loss for fiscal 1996 of $9.4 million or ($0.16) per share compared to net income of $48.1 million, $0.82 per share, for fiscal 1995. Excluding the effect of merger and related costs of $108.9 million, fiscal 1996 net income of $75.0 million, $1.27 per share, increased 39 percent over net income of $53.8 million, $0.92 per share for fiscal 1995, exclusive of the restructuring and unsolicited takeover charges discussed below.

      The Company's net income for fiscal 1995 was $48.1 million, $0.82 per share, compared to a net loss of $8.7 million, ($0.15) per share, for fiscal 1994. Excluding the effect of the restructuring and unsolicited takeover attempt charges, fiscal 1995 net income of $53.8 million, $0.92 per share, increased 6 percent over net income of $50.9 million, $0.89 per share for fiscal 1994, exclusive of the restructuring charges and litigation settlements discussed below.


   UNUSUAL AND/OR NONRECURRING ITEMS

   Restructuring charges | During fiscal 1995, Puritan-Bennett recorded a $2.7 million restructuring charge associated with a workforce reduction.

      During fiscal 1994, Puritan-Bennett restructured the hospital ventilator and portable ventilator portions of its business, consolidated its aviation facilities and substantially reduced a division's operations to improve profitability. In connection with the restructuring, during fiscal 1994 Puritan-Bennett recorded restructuring charges of $43.2 million. Included in these changes were provisions for personnel-related charges ($7.7 million), non-cash asset write-downs ($29.7 million), consolidations of manufacturing and marketing facilities ($1.3 million), and other restructuring related costs ($4.5 million). During the third quarter of fiscal 1995, Puritan-Bennett completed the shutdown of the division. During fiscal 1994, Nellcor recorded a restructuring charge of $0.5 million associated with the consolidation of two of Nellcor's divisions.

   Merger and related costs | The Company's results for fiscal 1996 reflect merger and related costs of $108.9 million associated with the Company's first quarter and fourth quarter acquisitions of Puritan-Bennett ($92.6 million in merger and related costs) and Infrasonics ($16.3 million in merger and related costs), respectively. For additional information on the costs included in this charge, see the separate discussion on mergers and acquisitions below.

   Litigation settlements, net | In the third quarter of fiscal 1994, the Company agreed to settle trade secrets and patent litigation with BOC Health Care, Inc., and its Ohmeda, Inc. subsidiary, and Square One Technology. Under the terms of the agreement, the patent in issue was assigned to the Company. The Company also received a $2.0 million pretax payment and receives ongoing royalties. The $2.0 million payment was recorded as non-operating income.

      In the fourth quarter of fiscal 1994, the Company agreed to settle its patent litigation with Camino Laboratories, Inc., ("Camino") of San Diego, CA. Under the terms of the settlement, Camino agreed not to sue the Company or its current or future customers relating to the use or sale of the Company's sensors and monitors intended for use with such sensors. A cash payment of $15.0 million was made by the Company to Camino and was recorded as a non-operating expense. This settlement neither recognizes the validity nor acknowledges infringement of the Camino patent at issue.

   Costs associated with an unsolicited offer | During fiscal 1995, $5.0 million of costs were incurred associated with an unsolicited offer to acquire Puritan-Bennett. These costs included investment banking fees, public relations expenses and legal fees, of which $0.9 million was paid during fiscal 1995 and the remaining $4.1 million was paid during fiscal 1996.

   BUSINESS CONSIDERATIONS

   Mergers and acquisitions | The Company has either merged with or acquired four companies during fiscal 1995 and 1996. Each acquisition was intended to broaden the Company's product offerings and expand sales into hospital and emerging markets, such as home health care. The Company intends to continue pursuing acquisition opportunities in the future.

      Puritan-Bennett. On August 25, 1995 the merger of Nellcor and Puritan-Bennett was consummated. The issuance of Company common stock in connection with the Agreement and Plan of Merger was approved by shareholders at special shareholder meetings held by both companies on August 24, 1995. Under the terms of the agreement, shareholders of Puritan-Bennett received
   0.88 of a share of the Company's common stock for each Puritan-Bennett share. These financial statements and Management's Discussion and Analysis reflect the consummation of this transaction as a pooling-of-interests, resulting in the combining of the two company's balance sheets and income statements for all periods presented.

      Upon consummation of the merger, the Company recorded one-time merger and related costs of $92.6 million during the first quarter of fiscal 1996. Included in this charge were provisions for merger transaction costs ($13.7 million), costs to combine and integrate operations ($53.8 million), certain intangible asset write-downs ($19.6 million), and other merger-related costs ($5.5 million). The merger transaction costs included expenses for investment banker and professional fees, and other costs associated with completing the transaction. The costs to combine and integrate operations included provisions for severance and severance-related costs, facilities consolidations and other integration costs. The write-down of certain intangible assets, primarily goodwill associated with prior acquisitions made by both companies, results from the effect that certain integration decisions have had upon the future realization of these assets.

      Nellcor Puritan Bennett is headquartered in Pleasanton, California, site of Nellcor's headquarters.

      Infrasonics. On June 27, 1996 the Company acquired Infrasonics in a stock-for-stock merger. The issuance of Company common stock in connection with the Agreement and Plan of Merger was approved by shareholders at special shareholder meetings held by both companies on June 27, 1996. Under the terms of the agreement, shareholders of Infrasonics received .12 of a share of Company common stock for each Infrasonics share. These financial statements and management's discussion and analysis reflect the consummation of this transaction as a pooling-of-interests, resulting in the combining of the two companies' balance sheets and income statements for all periods presented. Infrasonics is a respiratory equipment manufacturer of neonatal, pediatric and adult ventilators and accessories.

      Upon consummation of the merger, the Company recorded one-time merger and related costs of $16.3 million during the fourth quarter of fiscal 1996. Included in this charge were provisions for merger transaction costs ($2.5 million), costs to combine and integrate operations ($11.8 million), and certain intangible asset write-downs ($2.0 million). The merger transaction costs include expenses for investment banker and professional fees, and other costs associated with completing the transaction. The costs to combine and integrate operations include provisions for severance and severance-related costs, facilities consolidations, and other integration costs. The write-down of certain intangible assets, primarily intangibles associated with prior acquisitions by Infrasonics, results from the effect that certain integration decisions have had upon the future realization of these assets.

      Melville. During the first quarter of fiscal 1996, the Company acquired Melville Software Ltd. (Melville), a privately held Canadian company that manufactures and markets sleep diagnostic products used primarily in sleep labs for $4.9 million in cash. In the event that certain profitability levels are achieved over the next three fiscal years, additional compensation totaling $1.0 million would be payable to the former principal stockholders of Melville who continue to manage the company. Such amounts will be expensed when, and if, earned. The acquisition of Melville was accounted for under the purchase method and its results are included since the date of acquisition.

      Pierre Medical. During the fourth quarter of fiscal 1995, the Company acquired Pierre Medical, a privately held French manufacturer of respiratory products used in the home, for $21.5 million in cash. In the event that certain profitability targets are achieved or certain of Pierre Medical's products receive FDA approval for marketing in the United States subsequent to the acquisition, additional compensation totaling 30 million French Francs ($5.8 million as of July 7, 1996), would be payable to the former principal stockholders of Pierre Medical who will continue to manage the company. During fiscal 1996, $3.8 million of this additional compensation was accrued as a merger and related cost to reflect the effect that integration decisions associated with the Company's merger with Puritan-Bennett would have upon the achievement of certain of the performance milestones. Pierre Medical manufactures and markets noninvasive ventilators, sleep apnea therapy systems, oxygen concentrators, and related respiratory products in Western Europe, primarily France. The acquisition of Pierre Medical was accounted for under the purchase method and its results are included since the date of acquisition.

   International markets | During fiscal 1996 and 1995, sales of the Company's products into international markets accounted for 32 and 30 percent, respectively, of the Company's consolidated revenue. International revenue grew 22 percent to $225.0 million in fiscal 1996 from $183.9 million in fiscal 1995.

      Although the Company experienced sales growth in all its international markets during fiscal 1996, the strongest growth occurred in Europe. The Company continues to expand sales, service and distribution operations in this market, and has broadened its product offerings through recent acquisitions.

      The Company continues to devote significant resources to the development of its other international markets, particularly Asia Pacific, and believes that growth in international revenue and market shares will be key factors in the Company's overall long-term performance.

   Timing of orders and shipments | Historically, orders in the first quarter have been lower than in the second, third and fourth quarters. Of the orders received by the Company in any quarter, a disproportionately large percentage have typically been received and shipped toward the end of the quarter. Accordingly, backlog has historically been modest and not an accurate predictor of future revenues, and results for a given quarter can be adversely affected if there is a substantial order shortfall in that quarter.

   Accounting changes | In March 1995, The Financial Accounting Standards Board
   (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," which requires the Company to review for impairment of long-lived assets, certain identifiable intangibles, and goodwill related to those assets whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In certain situations, an impairment loss would be recognized. SFAS 121 is effective for the Company's 1997 fiscal year. The Company is evaluating the impact of the new standard on its financial position, results of operations, and cash flows and expects the effect to be immaterial.

      In October 1995, the FASB issued SFAS 123 "Accounting for Stock-Based Compensation" which also will be effective for the Company's 1997 fiscal year. The Company does not expect SFAS 123 to have a material impact on its financial position, results of operations, and cash flows. SFAS 123 allows companies which have stock-based compensation arrangements with employees to adopt a new fair-value basis of accounting for stock options and other equity instruments, or to continue to apply the existing accounting rules under APB Opinion 25 "Accounting for Stock Issued to Employees" but with additional financial statement disclosure. The company expects to continue to account for stock-based compensation arrangements under APB Opinion 25 and will include additional footnote disclosure in its fiscal 1997 annual report.

   Other business considerations | The Company is a United States Food and Drug Administration (FDA) regulated business operating in the rapidly changing health care industry. From time to time the Company may report, through its press releases and/or Securities and Exchange Commission filings, certain matters that would be characterized as forward-looking statements that are subject to risks and uncertainties that could cause actual results to differ materially from those projected. Certain of these risks and uncertainties are beyond management's control. Such risks and uncertainties may include, among other things, the following items.

      Integration of Acquired Businesses. Since the acquisition of Puritan-Bennett, the Company has dedicated, and will continue to dedicate, substantial management resources in order to achieve the anticipated operating efficiencies from integrating the two companies. While the Company has achieved certain operating cost savings to date, difficulties encountered in integrating the two companies' operations could adversely impact the business, results of operations or financial condition of the Company. Also, the Company intends to pursue additional acquisition opportunities in the future. The integration of any business that the Company might acquire could require substantial management resources. There can be no assurance that any such integration will be accomplished without having a short or potentially long-term adverse impact on the business, results of operations or financial condition of the Company or that the benefits expected from any such integration will be fully realized.

      Managed Care and Other Health Care Provider Organizations. Managed care and other health care provider organizations have grown substantially in terms of the percentage of the population in the United States that receives medical benefits through such organizations and in terms of the influence and control that they are able to exert over an increasingly large portion of the health care industry. These organizations are continuing to consolidate and grow, which may increase the ability of these organizations to influence the practices and pricing involved in the purchase of medical devices, including the products sold by the Company.

      Health Care Reform/Pricing Pressure. The health care industry in the United States is experiencing a period of extensive change. Health care reform proposals have been formulated by the current administration and by members of Congress. In addition, state legislatures periodically consider various health care reform proposals. Federal, state and local government representatives will, in all likelihood, continue to review and assess alternative health care delivery systems and payment methodologies, and ongoing public debate of these issues can be expected. Cost containment initiatives, market pressures and proposed changes in applicable laws and regulations may have a dramatic effect on pricing or potential demand for medical devices, the relative costs associated with doing business and the amount of reimbursement by both government and third-party payors. In particular, the industry is experiencing market-driven reforms from forces within the industry that are exerting pressure on health care companies to reduce health care costs. These market-driven reforms are resulting in industry-wide consolidation that is expected to increase the downward pressure on health care product margins, as larger buyer and supplier groups exert pricing pressure on providers of medical devices and other health care products. Both short-term and long-term cost containment pressures, as well as the possibility of regulatory reform, may have an adverse impact on the Company's results of operations.

      Government Regulation; Consent Decree. There has been a trend in recent years, both in the United States and abroad, toward more stringent regulation of, and enforcement of requirements applicable to, medical device manufacturers. The continuing trend of more stringent regulatory oversight in product clearance and enforcement activities has caused medical device manufacturers to experience longer approval cycles, more uncertainty, greater risk and higher expenses. At the present time, there are no meaningful indications that this trend will be discontinued in the near-term or the long-term either in the United States or abroad.

      Puritan-Bennett has been subject to significant FDA enforcement activity with respect to its operations in recent years. In January 1994, Puritan-Bennett entered into a consent decree with the FDA pursuant to which Puritan-Bennett agreed to maintain systems and procedures complying with the FDA's good manufacturing practices regulation and medical device reporting regulation in all of its device manufacturing facilities.

      Puritan-Bennett has experienced and will continue to experience incremental operating costs due to ongoing compliance requirements and quality assurance programs initiated in part as a result of the FDA consent decree. Puritan-Bennett expects to continue to incur additional operating expenses associated with its ongoing regulatory compliance program, but the amount of these incremental costs cannot be completely predicted and will depend upon a variety of factors, including future changes in statutes and regulations governing medical device manufacturers and the manner in which the FDA continues to enforce and interpret the requirements of the consent decree. There can be no assurance that such compliance requirements and quality assurance programs will not have an adverse impact on the business, results of operations or financial condition of the Company or that the Company will not experience problems associated with FDA regulatory compliance, including increased general costs of ongoing regulatory compliance and specific costs associated with the Puritan-Bennett consent decree.

      Intellectual Property Rights. From time to time, the Company has received, and in the future may receive, notices of claims with respect to possible infringement of the intellectual property rights of others or notices of challenges to its intellectual property rights. In some instances such notices have given rise to, or may give rise to, litigation. Any litigation involving the intellectual property rights of the Company may be resolved by means of a negotiated settlement or by contesting the claim through the judicial process. There can be no assurance that the business, results of operations or the financial condition of the Company will not suffer an adverse impact as a result of intellectual property claims that may be commenced against the Company in the future.

      Competition. The medical device industry is characterized by rapidly evolving technology and increased competition. There are a number of companies that currently offer, or are in the process of developing, products that compete with products offered by the Company. Some of these competitors may have substantially greater capital resources, research and development staffs and experience in the medical device industry, including with respect to regulatory compliance in the development, manufacturing and sale of medical products similar to those offered by the Company. These competitors may succeed in developing technologies and products that are more effective than those currently used or produced by the Company or that would render some products offered by the Company obsolete or noncompetitive. Competition based on price is expected to become an increasingly important factor in customer purchasing patterns as a result of cost containment pressures on, and consolidation in, the health care industry. Such competition has exerted, and is likely to continue to exert, downward pressure on the prices the Company is able to charge for its products. The Company may not be able to offset such downward price pressure through corresponding cost reductions. Any failure to offset such pressure could have an adverse impact on the business, results of operations or financial condition of the Company.

      New Product Introductions. As the Company's existing products become more mature and its existing markets more saturated, the importance of developing or acquiring new products will increase. The development of any such products will entail considerable time and expense, including research and development costs and the time and expense required to obtain necessary regulatory approvals, which could adversely affect the business, results of operations or financial condition of the Company. There can be no assurance that such development activities will yield products that can be commercialized profitably, or that any product acquisitions can be consummated on commercially reasonable terms or at all. Any failure to acquire or develop new products to supplement more mature products could have an adverse impact on the business, results of operations or financial condition of the Company.

      Product Liability Exposure. Because its products are intended to be used in health care settings on patients who are physiologically unstable and may also be seriously or critically ill, the Company is exposed to potential product liability claims. From time to time, patients using the Company's products have suffered serious injury or death, which has led to product liability claims against the Company. The Company does not believe that any of these claims, individually or in the aggregate, will have a material adverse impact on its business, results of operations or financial condition. However, the Company may, in the future, be subject to product liability claims that could have such an adverse impact.

      The Company maintains product liability insurance coverage in amounts that it deems sufficient for its business. However, there can be no assurance that such coverage will ultimately prove to be adequate, or that such coverage will continue to remain available on acceptable terms or at all.

      Impact of Currency Fluctuations; Importance of Foreign Sales. Because sales of products by the Company outside the United States typically are denominated in local currencies and such sales are growing at a rate that is generally faster than domestic sales, the results of operations of the Company are expected to continue to be affected by changes in exchange rates between certain foreign currencies and the United States Dollar. Although the Company currently engages in some hedging activities, there can be no assurance that the Company will not experience currency fluctuation effects in future periods, which could have an adverse impact on its business, results of operation or financial condition. The operations and financial results of the Company also may be significantly affected by other international factors, including changes in governmental regulations or import and export restrictions, and foreign economic and political conditions generally.

      Possible Volatility of Stock Price. The market price of the Company's stock is, and is expected to continue to be, subject to significant fluctuations in response to variations in quarterly operating results, trends in the health care industry in general and the medical device industry in particular, and certain other factors beyond the control of the Company. In addition, broad market fluctuations, as well as general economic or political conditions and initiatives such as health care reform, may adversely impact the market price of the Company's stock, regardless of the Company's operating performance.


LIQUIDITY AND CAPITAL RESOURCES


   At July 7, 1996, the Company had cash, cash equivalents, and marketable securities of approximately $74.4 million compared to $149.2 million at the end of fiscal 1995.

      The Company's fiscal 1996 operating activities provided positive cash flows of $61.2 million, exclusive of merger-related cash outlays. Depreciation and amortization were significant non-cash operating activities for all years presented.

      Of the $108.9 million in merger and related charges which were recorded during the first and fourth quarters of fiscal 1996, approximately $45.4 million resulted in a cash outlay and $31.0 million was utilized for non-cash charges during the year. Approximately $31 million of the remaining merger and related costs are expected to result in cash outlays during fiscal 1997.

      Sales and maturities of marketable securities were significant investing activities during fiscal 1996. Capital expenditures were approximately $29.7 million in fiscal 1996, primarily reflecting additional investments in business computer systems and production machinery and equipment. The Company expects that capital expenditures will be slightly higher in fiscal 1997, principally due to the construction of a new distribution facility and leasehold improvements as part of the consolidation of certain manufacturing and distribution operations into the Company's Carlsbad location.

      Shares of Company common stock issued under the Company's stock option plans were significant sources of cash from financing activities in fiscal 1996. Additionally, the Company retired approximately $75.4 million in notes payable and debt that it assumed as part of its merger with Puritan-Bennett. To initially consolidate a portion of this debt, during fiscal 1996 the Company borrowed $40 million against a $50 million credit facility that it has in place with a group of four banks. This borrowing was subsequently repaid during the third quarter of fiscal 1996, and the Company was in compliance with all credit facility covenants at July 7, 1996.

      The Company's inventories have increased to $128.1 million at July 7, 1996, from $95.3 million at July 2, 1995. Much of the increase in inventory occurred from February 1, 1995 and is comprised primarily of an increase in Puritan-Bennett inventory. The increase in Puritan-Bennett inventory was due primarily to production levels across several product lines which exceeded customer demands, and in part resulted from inventory build-ups associated with several new product introductions within the Global Sleep Solutions Group. Additionally, inventory levels across several hospital and home care product lines were increased in line with higher sales demands.

      The Company anticipates that current capital resources combined with cash to be generated from operating activities will be sufficient to meets its liquidity and capital expenditure requirements at least through the end of fiscal 1997. The Company may use debt to fund certain capital and other strategic opportunities when deemed necessary and financially advantageous.

NELLCOR PURITAN BENNETT INCORPORATED

Report of Independent Accountants

   To the Board of Directors
   of Nellcor Puritan Bennett Incorporated

   In our opinion, based upon our audits and the reports of other auditors, the accompanying consolidated balance sheet and the related consolidated statements of operations, of stockholders' equity, and of cash flows present fairly, in all material respects, the financial position of Nellcor Puritan Bennett Incorporated and its subsidiaries at July 7, 1996 and July 2, 1995, and the results of their operations and their cash flows for each of the three years in the period ended July 7, 1996 in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the consolidated financial statements of Puritan-Bennett Corporation and its subsidiaries, which statements reflect total assets of $273,135,000 at January 31, 1995, and total revenues of $336,026,000, and $309,255,000 for each of the two years in the period ended January 31, 1995, respectively, or Infrasonics, which statements reflect total assets of $26,954,000 at June 30, 1995, and total revenues of $23,000,000 and $19,906,000 for each of the two years in the period ended June 30, 1995, respectively. Those statements were audited by other auditors whose reports thereon have been furnished to us, and our opinion expressed herein, insofar as it relates to the amounts included for Puritan-Bennett Corporation and its subsidiaries and Infrasonics, is based solely on the reports of the other auditors. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits and the reports of other auditors provide a reasonable basis for the opinion expressed above.

   /s/ Price Waterhouse LLP


   San Francisco, California
   July 31, 1996

   SELECTED QUARTERLY DATA


                                                                           Year ended July 7, 1996

   Unaudited (in thousands except per share amounts)         1st quarter   2nd quarter    3rd quarter   4th quarter
-----------------------------------------------------------------------------------------------------------------------------------
   Net revenue                                                 $162,506      $168,481       $175,638      $199,506
   Gross profit                                                  81,669        86,519         90,898       101,025
   Income (loss) from operations                                (70,356)(1)    26,832         28,201        15,276(2)
   Net income (loss)                                            (58,999)(1)    18,626         19,778        11,235(2)
   Net income (loss) per share                                     (.97)(1)       .30            .32          .192


                                                                           Year ended July 2, 1995

   Unaudited (in thousands except per share amounts)           1st quarter   2nd quarter    3rd quarter   4th quarter
-----------------------------------------------------------------------------------------------------------------------------------

   Net revenue                                                 $140,714      $153,661       $159,873      $168,818
   Gross profit                                                  68,835        76,643         79,463        85,155
   Income from operations                                        13,405        17,569         20,960        21,470
   Net income                                                     9,588        11,648         10,994        15,882
   Net income per share                                             .16           .20            .19           .27

-----------------------------------------------------------------------------------------------------------------------------------


   (1) Includes pretax merger and related charges of $92.6 million, $74.0 million after-tax, or ($1.26) per share.

   (2) Includes pretax merger and related charges of $16.3 million, $10.3 million after-tax, or ($0.17) per share.